                                                   Filed Pursuant to Rule 424(a)
                                                   Registration No. 333-27493

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion
                                  May 23, 1997

PROSPECTUS

1,429,000 Shares

LOGO

Common Stock
(par value $.01 per share)

Of the 1,429,000 shares of Common Stock of Engineering Animation, Inc., a Delaware corporation (the "Company" or "EAI"), offered hereby, 870,000 shares are being sold by the Company and 559,000 shares are being sold by the Selling Stockholders identified herein. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders.

The Common Stock is quoted on the Nasdaq Stock Market National Market (the "Nasdaq National Market") under the symbol "EAII." On May 22, 1997, the reported last sale price of the Common Stock on the Nasdaq National Market was $33.75 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                             PROCEEDS TO
           PRICE TO UNDERWRITING PROCEEDS TO SELLING
           PUBLIC   DISCOUNT (1) COMPANY (2) STOCKHOLDERS (3)
-------------------------------------------------------------
Per Share  $        $            $           $
-------------------------------------------------------------
Total (3)  $        $            $           $
-------------------------------------------------------------

(1)The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)Before deducting expenses of the Offering payable by the Company estimated at $400,000.
(3)The Company and certain Selling Stockholders have granted the Underwriters an option to purchase up to an additional 214,350 shares of Common Stock in the aggregate, on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to the Company and Proceeds to Selling
Stockholders will be $       , $       , $        and $       , respectively.
See "Underwriting."

The shares of Common Stock being offered by this Prospectus are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Mayer, Brown & Platt, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made against payment therefor on
or about           , 1997 at the offices of J.P. Morgan Securities Inc., 60
Wall Street, New York, New York.

J.P. MORGAN & CO.                                                COWEN & COMPANY

          , 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

                             ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act of 1934, as amended, and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected without charge and copies may be obtained (at prescribed rates) at the facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York, and Chicago, Illinois, at prescribed rates. In addition, electronically filed documents, including reports, proxy and information statements and other information regarding the Company, can be obtained from the SEC's Web site at: http://www.sec.gov.

The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to such Registration Statement, including the exhibits and schedules thereto, a copy of which may be obtained from the Commission. The statements contained in this Prospectus as to the contents of any document filed as an exhibit are of necessity brief descriptions thereof and are not necessarily complete; each such statement is qualified in its entirety by reference to such document.

No person has been authorized to give any information or make any representations not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholders or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.

No action has been or will be taken in any jurisdiction by the Company, the Selling Stockholders or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Stockholders and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    4
Risk Factors..........................    7
Use of Proceeds.......................   12
Dividend Policy.......................   12
Price Range of Common Stock...........   12
Capitalization........................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
 of Financial Condition and Results of
 Operations...........................   15
Business..............................   22

                                                                       PAGE
Management............................................................  33
Certain Relationships and Related Party Transactions..................  37
Principal and Selling Stockholders....................................  38
Description of Capital Stock..........................................  40
Shares Eligible for Future Sale.......................................  43
Underwriting..........................................................  44
Legal Matters.........................................................  45
Experts...............................................................  45
Index to Consolidated Financial Statements............................ F-1




VisLab(R) is a registered trademark of the Company. VisProducts(TM), VisMockUp(TM), VisFly(TM), NetFly(TM), VisModel(TM), Particle Lab(TM) and FEA Visualizer(TM) are trademarks of the Company. All other trademarks, brand marks and trade names used in this Prospectus are trademarks, brand marks, trade names or registered marks of their respective owners.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements included elsewhere in this Prospectus. Except as set forth in the consolidated financial statements or otherwise noted, the information contained in this Prospectus assumes that there will be no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

EAI specializes in developing 3D visualization technology and products that address the productivity, communication, education and entertainment needs of its clients. The Company utilizes its core technical competencies in high speed, real time graphics, CAD/CAE/CAM interfaces, distributed databases and Internet/intranet communications to provide solutions through three interrelated product lines: 3D visualization software, interactive software and custom animation. Utilizing its broad base of technology, in conjunction with its extensive library of computer-generated animation assets, EAI offers products that allow customers to reduce time to market, decrease product development costs and obtain realistic, high quality 3D animations at reasonable prices within a short time frame.

The Company offers three product lines that benefit from and build upon each other:

3D visualization software products EAI develops, produces and sells a suite of 3D visualization software products, referred to as VisProducts, that enables users to perform sophisticated product visualization, digital prototyping and engineering design and analysis tasks. EAI's multi-platform products interface seamlessly with most popular CAD/CAE/CAM environments, operate on all major workstation platforms and allow access to visualizations with personal computers, thereby allowing customers to use VisProducts with their existing hardware and software. When deployed on an enterprise-wide basis, the Company's VisProducts enable the creation of a collaborative visual environment that allows functional groups throughout the organization, including engineering, manufacturing, marketing, sales and support, to more easily visualize products, see the effects of changes during the development process and communicate in real time. This collaborative approach can help reduce the total time required for products to move from initial concept through final manufacturing by identifying problems early in the design cycle.

Interactive software products EAI develops and produces 3D interactive software products for distribution and marketing partners in both academic and consumer markets. From its success in creating products for the medical education market, EAI has expanded its line of interactive software products to include products for the broader educational and consumer markets. EAI has contracts with BMG Interactive, Elsevier Science N.L., Hoechst Marion Roussel North America, Houghton Mifflin Company, International Business Machines Corporation, Smithsonian Institution Inc., The Times Mirror Company, William C. Brown Publishers and Williams & Wilkins, Inc.

Custom animation products The Company develops, produces and sells custom 3D computer-generated animated movies on videotape, videodisc and CD-ROM to the biomedical, corporate communications, litigation and entertainment markets. The Company's custom animation products are used to market products and to educate students, medical professionals and trial juries about complex issues. In addition, the Company has recently created custom animations and special effects for use in entertainment projects for producers such as The Discovery Channel and the National Geographic Society. In 1996, EAI produced more than 4,000 minutes of 3D animation in over 150 projects for customers.

The Company was incorporated in 1988 in Iowa and, in December 1995, reincorporated in Delaware. The Company maintains its executive offices at 2321 North Loop Drive, Ames, Iowa 50010. The Company's telephone number is (515) 296-9908; its Internet e-mail address is EAII@eai.com; and its World Wide Web address is www.eai.com.

                                  THE OFFERING

The offering of 1,429,000 shares of Common Stock being offered is referred to in this Prospectus as the "Offering."

COMMON STOCK OFFERED(1):
  By the Company............   870,000 shares
  By the Selling
   Stockholders.............   559,000 shares
  Total Offering............ 1,429,000 shares
COMMON STOCK OUTSTANDING
 AFTER THE OFFERING(1)(2)... 5,572,260 shares
USE OF PROCEEDS TO THE       For expansion of international sales and marketing
 COMPANY.................... and for general corporate purposes, including product development and capital expenditures,
                             including computer and equipment purchases. See
                             "Use of Proceeds."
RISK FACTORS................ For a discussion of certain considerations relevant to an investment in the Common Stock, see
                             "Risk Factors."
NASDAQ NATIONAL MARKET
 SYMBOL..................... "EAII"

-------
(1) Assumes the Underwriters' over-allotment option for up to 214,350 shares of Common Stock is not exercised. See "Underwriting."
(2) Excludes 1,190,000 shares of Common Stock reserved for issuance under the Company's 1994 Stock Option Plan (the "1994 Option Plan") (including 890,100 shares issuable upon the exercise of outstanding options that have been granted under the 1994 Option Plan, of which options to purchase 154,825 shares of Common Stock are currently exercisable), 60,000 shares of Common Stock reserved for issuance under the Company's Non-Employee Directors Option Plan ("Director Option Plan") (including 5,000 shares issuable upon the exercise of outstanding options that have been granted under the Director Option Plan, all of which are currently exercisable) and 513,996 shares of Common Stock reserved for issuance under other outstanding options (all of which are currently exercisable). See "Management--Employee Benefit Plans" and Note 7 of Notes to Consolidated Financial Statements.

                             SUMMARY FINANCIAL DATA

                         ------------------------------------------------
                                                            THREE MONTHS
                                                                ENDED
                              YEARS ENDED DECEMBER 31,         MARCH 31,
                         1992   1993   1994    1995    1996   1996   1997
                         ---- ------ ------ ------- ------- ------ ------
Dollars in thousands,
 except per share data
STATEMENT OF OPERATIONS
 DATA
Net revenues             $993 $2,687 $5,456 $10,415 $20,413 $3,101 $7,676
Income from operations     26    204    274     865   2,059    229  1,040
Net income                  5    107    114     431   1,851    176    785
Earnings per share         -- $  .04 $  .03 $   .12 $   .36 $  .04 $  .14

                                                           -------------------
                                                            AT MARCH 31, 1997
                                                                            AS
                                                            ACTUAL ADJUSTED(1)
                                                           ------- -----------
Dollars in thousands
BALANCE SHEET DATA
Cash and short-term investments                            $17,670     $44,871
Working capital                                             26,515      53,716
Total assets                                                38,654      65,855
Long-term debt and obligations under capital leases, less
 current maturities                                            788         788
Stockholders' equity                                        33,890      61,091

-------

(1) Adjusted to reflect the sale of 870,000 shares of Common Stock by the Company at an estimated offering price of $33.75 per share as if such sale had occurred on March 31, 1997.

                                  RISK FACTORS

Certain matters discussed in this Prospectus are forward-looking statements that involve substantial risks and uncertainties that could cause actual results to differ materially from targets or projected results. Factors that could cause actual results to differ materially include, among others, those factors described below. Many of these factors are beyond the Company's ability to predict or control. Prospective investors are cautioned not to put undue reliance on forward-looking statements, which statements have been made as of the date of this Prospectus, and prospective investors should not infer that there has been no change in the affairs of the Company since the date hereof that would warrant any modification of any forward-looking statement made in this Prospectus. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing shares of Common Stock being offered.

VARIABILITY OF OPERATING RESULTS

The Company has experienced and expects to continue to experience fluctuations in its quarterly results. The Company's revenues are affected by a number of factors, including the timing of the introduction of new 3D visualization software and interactive software products by the Company and its competitors, seasonality of certain customer purchases of interactive software products, product mix, general economic conditions and the Company's ability to obtain agreements from publishers and distributors to market the Company's interactive software products. The Company's operating results also will vary significantly depending on changes in pricing, changes in customer budgets and the volume and timing of orders received during the quarter, which are difficult to forecast. EAI's interactive software products may experience some effect of seasonality created by the December holiday season or the academic school year. As a result of the foregoing and other factors, the Company may experience material fluctuations in future revenues and operating results on a quarterly or annual basis. Therefore, the Company believes that period to period comparisons of its revenues and operating results are not necessarily meaningful and should not be relied upon as indicators of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TECHNOLOGICAL CHANGE AND MARKET ACCEPTANCE

The Company's success depends on its ability to develop and sell new products, develop site licensing agreements with major manufacturers in the automotive, aerospace, heavy equipment and other manufacturing industries, port its 3D visualization software products to new platforms and continue to produce high quality interactive software products and custom animation products in a timely and cost-effective manner. In addition, the Company must continually anticipate, and adapt its products to, emerging computer technologies and capabilities, such as enhanced sound, music, video and speech generation. The life cycles of the Company's products are difficult to estimate because the markets that the Company targets are in the early stages of development and because of uncertainties arising from the effect of future product enhancements, future developments in hardware and software technology and future competition. If the Company's products become outdated and lose market share or if new products or existing product upgrades are not introduced when demanded by the market or are not accepted by the market, the Company's revenues, operating results and financial condition could be materially adversely affected. There is no assurance that the Company will be able to introduce new products on a timely basis or that such new products will be accepted in the market. See "Business--Industry Trends" and "--Strategy."

DEPENDENCE ON EMERGING MARKET FOR 3D VISUALIZATION SOFTWARE PRODUCTS AND CUSTOMER CONCENTRATION

The market for 3D visualization software products in the automotive, aerospace, heavy equipment and other manufacturing industries is emerging and dependent on a number of variables, including customer preferences and the rate of adoption of new technology. There can be no assurance that this market will continue to grow or that the Company's 3D visualization software products will be accepted by the market. The Company's growth is dependent in part on significant demand for its 3D visualization software products. In addition, as the Company increasingly markets its 3D visualization software products as an enterprise-wide solution, there can be no assurance that customers will be willing to invest in EAI's products on a company-wide basis or that users outside the design and engineering areas will accept the Company's products. In 1996, sales of 3D visualization software products to Ford Motor Company ("Ford") and Hewlett-Packard Company ("Hewlett-Packard") accounted for 14.9% and 18.0% of the Company's revenues, respectively. There can be no assurance that EAI will be able to continue to sell 3D visualization software products to these customers at 1996 levels or, if it fails to do so, that the Company will be able to replace these customers with new customers. See "Business--Industry Trends--3D Visualization Software Products" and "--3D Visualization Software Products."

DEPENDENCE ON EMERGING MARKET FOR INTERACTIVE SOFTWARE PRODUCTS

The market for interactive software products is emerging and dependent on a number of variables, including consumer preferences, shipments of multimedia personal computers, the installed base of multimedia personal computers and the number of developers creating interactive software products. There can be no assurance that this market will continue to grow. The market for games and educational multimedia software is characterized by rapid changes in computer hardware and software technology and is highly competitive with respect to timely product innovation. The Company's near-term growth is dependent in part on significant demand for its recently released interactive software products and for its products under development. Although the Company typically receives development fees for interactive software products, the Company does not receive royalty revenues from a product until the publisher commences retail sales of the product, which may not occur immediately after delivery of the product to the publisher, if at all. There can be no assurance that the Company's interactive software products will be accepted by the market or that the Company will be able to respond effectively to the evolving requirements of the market. See "Business--Industry Trends--Custom Animation Products and Interactive Software Products" and "--Interactive Software Products."

RELIANCE ON THIRD PARTIES TO MARKET AND DISTRIBUTE INTERACTIVE SOFTWARE
PRODUCTS

EAI's strategy has been to rely upon third parties to market and distribute its interactive software products. EAI does not have an exclusive relationship with any of the current distributors of its interactive software products. EAI's relationships with BMG Interactive, Sir-Tech Software Inc. ("Sir-Tech Software"), The Times Mirror Company ("Times Mirror") and others have involved contracts that address a single product for a specific market area and do not constitute a continuing marketing and distribution agreement. There can be no assurance that EAI's relationships with such publishers will continue or that the Company will be able to find other means to market and distribute its interactive software products. Failure to continue such relationships, establish new relationships or develop independent means of marketing and distributing interactive software products could have a material adverse effect on the Company's revenues, operating results and financial condition. See "Business--Marketing and Distribution--Interactive Software Products."

RELIANCE ON THIRD PARTIES TO MARKET AND DISTRIBUTE CERTAIN 3D VISUALIZATION SOFTWARE PRODUCTS

In addition to marketing the Company's 3D visualization software products directly to end users, EAI has contractual relationships with Hewlett-Packard to jointly market and Structural Dynamics Research Corp. ("SDRC") to jointly market and distribute certain of EAI's software products. Although these contracts represent a significant marketing and distribution opportunity for the Company's software products, there can be no assurance that these contractual relationships will be successful in creating significant sales or that these relationships will be continued at the end of their one year terms. See "Business--Marketing and Distribution--3D Visualization Software Products."

MANAGEMENT OF GROWTH AND INTERNATIONAL EXPANSION

The Company has experienced and may continue to experience rapid growth, which could place a significant strain on the Company's employees, operating procedures, financial resources and information systems. The Company plans to introduce a significant number of new products, increase its production capacity and development expenditures, expand its sales and marketing initiatives and hire additional employees. Such activities will require significant managerial expertise. If the Company is unable to manage its growth effectively, the Company's revenues, operating results and financial condition could be materially adversely affected. In addition, in connection with the Company's plans to increase its sales and marketing presence in Europe and Asia, the Company will be incurring expenses in advance of revenues. If the Company is unsuccessful in generating sufficient revenues to recover these expenses or is unable to hire, train and retain experienced international sales and marketing personnel, the Company's revenues, operating results and financial condition could be adversely affected. Increased international activity could also expose the Company to foreign currency fluctuations, foreign labor laws and other unforeseen problems. See "Business--Industry Trends" and "--Strategy."

COMPETITION

EAI expects significant competition in each of its three product lines:

3D Visualization Software Products

Large computer companies or companies competing in the computer-aided design ("CAD"), computer-aided engineering ("CAE") and computer-aided manufacturing ("CAM") markets could offer products with the same or similar functionality as the Company's VisProducts. Such companies, some of which have substantially greater financial, technical, marketing and other resources than EAI, include Autodesk, Inc., Dassault Systemes ("Dassault"), Division Plc., International Business Machines Corporation ("IBM"), Parametric Technology Corporation ("Parametric Technology"), SDRC and Silicon Graphics, Inc. ("SGI"). Although the Company believes it has a technological advantage over potential competitors in these markets, maintaining its advantage will require continuing investment by the Company in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that such investments will be successful. See "Business-- Competition--3D Visualization Software Products."

Interactive Software Products

The interactive software industry is intensely competitive. The Company's sales to the educational and consumer markets may be adversely affected by the increasing number of competitive products. EAI's interactive software products will compete directly against other educational and consumer software products, including multi-player Internet games. EAI's competitors in this area include a large number of companies, some of which have substantially greater financial, technical, marketing and other resources than EAI, such as Broderbund Software, Inc., CUC International, Digital Domain Inc. ("Digital Domain"), GT Interactive Software Corp. and The Learning Company. Moreover, large corporations, such as Microsoft Corporation ("Microsoft") and The Walt Disney Company ("Disney"), which have substantial bases of intellectual property content and substantial financial resources, have entered or announced their intention to enter the consumer software market. See "Business--Competition--Interactive Software Products."

Custom Animation Products

While the Company believes that most special effects firms target the feature film and advertising markets, these firms could refocus their efforts in the commercial markets, an area in which EAI derives most of its custom animation revenue. In addition, EAI competes directly against special effects firms for certain projects in the entertainment market. These special effects firms, some of which have substantially greater financial, technical, marketing and other resources than EAI, include Digital Domain, Dreamworks SKG, Industrial Light & Magic (a division of Lucasfilm Limited) and Pixar. In addition, EAI competes directly with a number of small companies that provide custom animations to commercial markets as a complement to their primary business of studio film production, engineering consulting and communications consulting. See "Business--Competition--Custom Animation Products."

PROTECTION OF PROPRIETARY RIGHTS

The Company's success and ability to compete is dependent in part upon its extensive proprietary technology and databases. The Company relies primarily on a combination of copyright, trademark and trade secret laws, employee and third party non-disclosure and non-competition agreements and other methods to protect its proprietary rights. There can be no assurance that these measures will prevent the Company's competitors from obtaining or using the Company's proprietary technology and databases. Certain of the Company's products include mechanisms intended to prevent or inhibit unauthorized copying. In addition, the Company packages its 3D visualization software products with license agreements, which prohibit unauthorized copying of such products. Unauthorized copying does, however, occur in the software industry, and if a significant amount of unauthorized copying of the Company's products were to occur, the Company's revenues, operating results and financial condition could be adversely affected. The laws of certain countries in which the Company's products are or may be distributed do not protect the Company's products and proprietary rights to the same extent as do the laws of the United States. Furthermore, as the number of software products in the industry increases and the functionality of these products further overlaps, software developers may increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products, or that any such assertion will not require the Company to enter into royalty arrangements or result in costly litigation. See "Business--Proprietary Rights."

DEPENDENCE ON KEY PERSONNEL

The Company's future success depends in large part on the continued service of its key technical, marketing, sales and management personnel and on its ability to continue to attract, motivate and retain highly qualified employees. The Company's key employees may voluntarily terminate their employment with the Company at any time. Competition for such employees is intense, and the process of locating key technical and management personnel with the combination of skills and attributes required to execute the Company's strategy can be lengthy. Accordingly, the loss of the services of key personnel could have a material adverse effect on the Company's revenues, operating results and financial condition. The Company maintains key person insurance covering certain of its executive officers; however, the amount of insurance may not be sufficient to offset the Company's loss of the services of any of its executive officers. See "Management."

RISK OF LIABILITY CLAIMS BY CUSTOMERS

Although the Company has not experienced product liability claims by customers, the Company could experience such claims in the future. The Company's interactive software products for the educational and medical markets carry a disclaimer that the products should not be used for diagnostic or treatment purposes and are only for educational and medical reference purposes. The Company has general liability insurance and insurance for errors and omissions in the content of its products. If a liability claim were to be made, there can be no assurance that the Company would be successful in defending against the claim or, if unsuccessful, that the amount of insurance coverage, if any, would be sufficient to pay the claim.

SHARE PRICE VOLATILITY

The trading price of the Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the software and computer industries, relatively low trading volume in the Common Stock and other events or factors. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

CONTROL BY MANAGEMENT STOCKHOLDERS

Upon completion of the Offering, the directors and executive officers of the Company will beneficially own approximately 32% of the outstanding Common Stock. As a result, such persons may have the ability to control the Company and direct its affairs and business. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of Common Stock in the public market after the Offering could adversely affect the prevailing market price for the Common Stock. All of the outstanding shares of Common Stock will be freely tradeable without restriction under the Securities Act other than the 1,842,166 shares held by persons who are "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. Options to purchase 1,409,096 shares of Common Stock are currently outstanding, including options to purchase 673,821 shares that are currently exercisable. If a substantial number of shares were sold in the public market pursuant to Rule 144 or the registration statement filed in connection with option plans, the trading price of the Common Stock in the public market could be adversely affected. See "Management--Director Compensation," "--Employee Benefit Plans," "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

The Company's Certificate of Incorporation and By-laws and Delaware law contain provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of the Company's stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the shares of Common Stock at a premium, as well as create a depressive effect on the market price of the shares of Common Stock.

Such provisions include, among other things, a classified Board of Directors serving staggered three-year terms, the elimination of stockholder voting by consent, a provision providing that only a majority of the Board of Directors, the Chairman or the President can call a special meeting of stockholders, and a provision permitting removal of directors only for cause and only by the holders of at least 80% of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition to the Common Stock, the Company's Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock. The Company has no current plans to issue any shares of preferred stock; however, because the rights and preferences for any series of preferred stock may be set by the Board of Directors in its sole discretion, the Company may issue preferred stock that has rights and preferences superior to the rights of holders of shares of the Common Stock and thus may adversely affect the rights of holders of shares of the Common Stock. In addition, the Board of Directors has adopted a Stockholders Rights Plan that may have an anti-takeover effect and may discourage or prevent takeover attempts not first approved by the Board of Directors (including takeovers that certain stockholders may deem to be in their best interests). See "Description of Capital Stock--Preferred Stock," "-- Rights" and "--Certain Limited Liability, Indemnification and Anti-takeover Provisions."

DIVIDENDS

The Company has not paid any dividends and does not currently anticipate paying cash dividends in the future. There can be no assurance that the Company will ever pay a cash dividend. See "Dividend Policy."

                                USE OF PROCEEDS

The net proceeds to the Company from the Offering are estimated to be approximately $27.2 million ($31.3 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $33.75 per share, after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company will not receive any of the net proceeds from the sale of shares by Selling Stockholders.

Of the net proceeds realized by the Company, approximately $5 million will be used in connection with the expansion of international sales and marketing. The Company will use the remainder of the net proceeds for general corporate purposes, including product development and computer and equipment purchases. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term investment grade securities.

                                DIVIDEND POLICY

The Company has not declared or paid any cash dividends on its Common Stock since its formation and does not currently intend to declare or pay any cash dividends on its Common Stock. The Company intends to retain future earnings for reinvestment in its business. Any future determination by the Company to pay cash dividends on its Common Stock will be at the discretion of the Board of Directors and will be dependent upon the Company's operating results, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

                          PRICE RANGE OF COMMON STOCK

The Common Stock is listed and traded on the Nasdaq National Market under the symbol "EAII." The table below sets forth the intra-day high and low prices of the Common Stock on the Nasdaq National Market for the periods indicated since the Company's initial public offering of Common Stock on February 29, 1996.

                                         -------------
                                           HIGH    LOW
                                         ------ ------
Fiscal Year Ended December 31, 1996:
  First Quarter (from February 29, 1996) $26.25 $19.25
  Second Quarter                          23.75  18.75
  Third Quarter                           25.00  16.00
  Fourth Quarter                          26.75  21.75
Fiscal Year Ending December 31, 1997:
  First Quarter                          $25.75 $22.25
  Second Quarter (through May 22, 1997)   34.25  21.50

On May 22, 1997, the reported last sale price of the Common Stock on the Nasdaq National Market was $33.75 per share. As of May 15, 1997, the Company had approximately 2,200 beneficial stockholders.

                                 CAPITALIZATION

The following table sets forth at March 31, 1997 (i) the capitalization of the Company and (ii) the capitalization as adjusted to reflect the application of the estimated net proceeds, assuming a price of $33.75 per share, from the sale by the Company of 870,000 shares of Common Stock pursuant to the Offering. See "Use of Proceeds." The information set forth below should be read in conjunction with the consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                            -------------------
                                                             AT MARCH 31, 1997
                                                             ACTUAL AS ADJUSTED
                                                            ------- -----------
Dollars in thousands, except per share data
Long-term debt and obligations under capital leases, less
 current maturities                                         $   788 $       788
Stockholders' equity:
  Common Stock, $.01 par value, 20,000,000 shares
   authorized, 4,701,205 shares issued and outstanding; and
   5,571,205 shares issued and outstanding (as adjusted)(1)      47          56
  Preferred Stock, $.01 par value, 20,000,000 shares
   authorized, no shares issued and
   outstanding                                                   --          --
  Additional paid-in capital                                 30,480      57,672
  Retained earnings                                           3,363       3,363
                                                            ------- -----------
    Total stockholders' equity                               33,890      61,091
                                                            ------- -----------
    Total capitalization                                    $34,678 $    61,879
                                                            ======= ===========

-------
(1) Excludes 1,190,000 shares of Common Stock reserved for issuance under the 1994 Option Plan (including 837,750 shares issuable upon the exercise of outstanding options that have been granted under the 1994 Option Plan, of which options to purchase 135,505 shares of Common Stock were currently exercisable), 60,000 shares of Common Stock reserved for issuance under the Director Option Plan (including 5,000 shares issuable upon the exercise of outstanding options that have been granted under the Director Option Plan, all of which are currently exercisable) and 513,996 shares of Common Stock reserved for issuance under other outstanding options (all of which are currently exercisable). See "Management--Employee Benefit Plans" and Note 7 of Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

The consolidated statement of income data for the years ended December 31, 1994, 1995 and 1996 and the consolidated balance sheet data at December 31, 1995 and 1996 set forth below are derived from the consolidated financial statements audited by Ernst & Young LLP included elsewhere in this Prospectus. The consolidated statement of income data for the years ended December 31, 1992 and 1993 and the balance sheet data at December 31, 1992, 1993 and 1994 set forth below are derived from audited financial statements that are not included in this Prospectus. The consolidated statement of income data for the three months ended March 31, 1996 and 1997 and the consolidated balance sheet data as of March 31, 1997 are derived from unaudited financial statements of the Company and include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the entire year. Historical results are not necessarily indicative of future results. The data set forth below should be read in conjunction with the consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                          --------------------------------------------------------
                                                                   THREE MONTHS
                               YEARS ENDED DECEMBER 31,           ENDED MARCH 31,
Dollars in thousands,     1992    1993    1994     1995     1996     1996     1997
except per share data     ----  ------  ------  -------  -------  -------  -------
STATEMENT OF INCOME DATA
Net revenues              $993  $2,687  $5,456  $10,415  $20,413   $3,101   $7,676
Cost of revenues           315     665   1,557    2,759    6,444    1,090    2,425
                          ----  ------  ------  -------  -------  -------  -------
Gross profit               678   2,022   3,899    7,656   13,969    2,011    5,251
Operating expenses:
Sales and marketing        270     733   1,802    3,093    7,428    1,089    2,369
General and
 administrative            260     519     954    1,986    2,360      439      925
Research and development   122     566     869    1,712    2,122      254      917
                          ----  ------  ------  -------  -------  -------  -------
Total operating expenses   652   1,818   3,625    6,791   11,910    1,782    4,211
                          ----  ------  ------  -------  -------  -------  -------
Income from operations      26     204     274      865    2,059      229    1,040
Interest income              1      22       6       25    1,134      116      280
Interest expense           (20)    (32)    (74)    (162)    (106)     (49)     (15)
                          ----  ------  ------  -------  -------  -------  -------
Income before income
 taxes                       7     194     206      728    3,087      296    1,305
Income taxes                 2      87      92      297    1,236      120      520
                          ----  ------  ------  -------  -------  -------  -------
Net income                $  5  $  107  $  114  $   431  $ 1,851   $  176   $  785
                          ====  ======  ======  =======  =======  =======  =======
Earnings per share          --  $  .04  $  .03  $   .12  $   .36   $  .04   $  .14
                          ====  ======  ======  =======  =======  =======  =======
                          --------------------------------------------------------
                                   AT DECEMBER 31,                 AT MARCH 31,
Dollars in thousands      1992    1993    1994     1995     1996     1996     1997
                          ----  ------  ------  -------  -------  -------  -------
BALANCE SHEET DATA
Cash and short-term
 investments              $ 29  $1,201  $  258   $  491  $19,234  $28,214  $17,670
Working capital             90   1,539   1,329    1,335   26,488   30,033   26,515
Total assets               453   2,407   3,143    6,199   37,956   35,033   38,654
Long-term debt and
 obligations under
 capital leases, less
 current maturities        191     416     546    1,880      873    1,003      788
Stockholders' equity        86   1,645   1,714    2,144   33,074   31,443   33,890

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. Certain matters discussed below are forward-looking statements that involve substantial risks and uncertainties that could cause actual results to differ materially from targets or projected results. Factors that could cause actual results to differ materially include, among others, those factors described in "Risk Factors." Many of these factors are beyond the Company's ability to predict or control. Prospective investors are cautioned not to put undue reliance on forward-looking statements, which statements have been made as of the date of this Prospectus, and prospective investors should not infer that there has been no change in the affairs of the Company since the date hereof that would warrant any modification of any forward-looking statement made in this Prospectus. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company's revenues are derived from sales of 3D visualization software products (formerly referred to as animation software tools), interactive software products and custom animation products. Sales of custom animation products were EAI's original source of revenues since the Company's founding in 1988. The Company began developing its 3D visualization software products in 1993 and began marketing these products in 1994. In 1996, the Company expanded its 3D visualization software product line to provide enterprise-wide solutions for its customers. 3D visualization software products was the Company's fastest growing product line in 1996. In early 1995, the Company began developing interactive software products. Since 1995, interactive software product revenues largely reflect development fees paid to the Company by publishers that agreed to distribute the Company's interactive software products. In December 1995, the Company completed its first interactive software title, The Dynamic Human. The Company expects that near-term interactive software product revenues will consist primarily of development fees and royalties from sales of certain of its interactive software products.

Revenues from sales of 3D visualization software products are recognized upon delivery of the product to the customer and satisfaction of significant related obligations, if any. Revenues from customer support are included in 3D visualization software product revenues and represent less than 5.0% of total revenues. Customer support revenues are deferred and recognized ratably over the period in which the customer support services are provided. The Company recognizes revenues from interactive software products and custom animation products based upon labor and other costs incurred and progress to completion on contracts.

While the business of the Company as a whole has not historically experienced significant effects of seasonality, the Company anticipates that sales of certain interactive software products may be affected by seasonality in the future. For instance, consumer purchases of interactive software products may experience some effects of seasonality created by the December holiday season. In addition, EAI's sales of interactive software products in the academic markets may experience some effects of seasonality created by the timing of the academic school year. Therefore, if sales of interactive software products increase, the Company's revenues as a whole may experience some effects of seasonality.

The Company has scheduled several product introductions in 1997. Due to the inherent uncertainties of software development, the Company cannot accurately predict the exact timing of new product shipments, nor can the Company be assured that any significant revenues will be derived from these product offerings. Any delays in the scheduled release of these products, or any failure to achieve market acceptance of such products among new or existing customers, could have a material adverse effect on the Company's revenues, operating results and financial condition.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain consolidated financial data as a percentage of revenues:

                                    -----------------------------------
                                                         THREE MONTHS
                                       YEARS ENDED           ENDED
                                      DECEMBER 31,         MARCH 31,
                                     1994   1995   1996    1996    1997
                                    -----  -----  -----  ------  ------
Net revenues:
3D visualization software products   10.8%  14.0%  37.4%   25.8%   39.7%
Interactive software products        12.2   23.8   32.5    26.8    28.8
Custom animation products            77.0   62.2   30.1    47.4    31.5
                                    -----  -----  -----  ------  ------
Total revenues                      100.0  100.0  100.0   100.0   100.0
Cost of revenues                     28.5   26.5   31.6    35.1    31.6
                                    -----  -----  -----  ------  ------
Gross profit                         71.5   73.5   68.4    64.9    68.4
Operating expenses:
Sales and marketing                  33.0   29.7   36.4    35.1    30.9
General and administrative           17.5   19.1   11.5    14.2    12.1
Research and development             16.0   16.4   10.4     8.2    11.9
                                    -----  -----  -----  ------  ------
Total operating expenses             66.5   65.2   58.3    57.5    54.9
                                    -----  -----  -----  ------  ------
Income from operations                5.0    8.3   10.1     7.4    13.5
Interest income (expense), net       (1.2)  (1.3)   5.0     2.1     3.5
                                    -----  -----  -----  ------  ------
Income before income taxes            3.8    7.0   15.1     9.5    17.0
Income taxes                          1.7    2.9    6.0     3.8     6.8
                                    -----  -----  -----  ------  ------
Net income                            2.1%   4.1%   9.1%    5.7%   10.2%
                                    =====  =====  =====  ======  ======

Three Months Ended March 31, 1997 as Compared to Three Months Ended March 31,
1996

Net Revenues The Company's total revenues increased 147.5% to $7.7 million for the three months ended March 31, 1997 from $3.1 million for the three months ended March 31, 1996. 3D visualization software products revenue increased 280.6% to $3.0 million for the three months ended March 31, 1997 from $801,000 for the three months ended March 31, 1996, as a result of increased product sales, particularly to Ford and Hewlett-Packard. Interactive software product revenues increased 165.6% to $2.2 million for the three months ended March 31, 1997 from $832,000 for the three months ended March 31, 1996, primarily due to additional projects for interactive software products. Custom animation products revenue increased 64.6% to $2.4 million for the three months ended March 31, 1997 from $1.5 million for the three months ended March 31, 1996, primarily due to additional projects for custom animation products.

Cost of Revenues The Company's cost of revenues includes cost of production, packaging and distribution costs, royalties and amortization of capitalized software costs. The Company's cost of revenues increased 122.5% to $2.4 million for the three months ended March 31, 1997 from $1.1 million for the three months ended March 31, 1996, primarily due to expenses associated with new development contracts in 3D visualization software products and increased development costs for interactive software projects. The Company's cost of revenues as a percentage of revenues decreased to 31.6% for the three months ended March 31, 1997 from 35.1% for the three months ended March 31, 1996. Royalty costs remained unchanged at 1.0% of revenues for the three months ended March 31, 1997 compared to the three months ended March 31, 1996. In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalized software costs of $302,000 for the three months ended March 31, 1997 and $79,000 in the three months ended March 31, 1996, which the Company amortizes over an estimated economic useful life of three years or based on the ratio of current revenue to total projected product revenues, which ever is greater. Amortization expenses for the three months ended March 31, 1997 and 1996 were $48,000 and $37,000, respectively.

Sales and Marketing The Company's sales and marketing expenses include personnel costs related to sales, marketing and customer service activities, as well as costs attributable to promotional materials, mail campaigns, trade shows and advertising. The Company's sales and marketing expenses increased 117.5% to $2.4 million for the three months ended March 31, 1997 from $1.1 million for the three months ended March 31, 1996, primarily due to costs associated with the expansion of the sales force and increased marketing costs. Sales and marketing expenses decreased to 30.9% of total revenues for the three months ended March 31, 1997 from 35.1% for the three months ended March 31, 1996. The decrease in sales and marketing expenses as a percentage of revenues was primarily the result of spreading expenses over higher revenues. The Company expects sales and marketing expenses to increase as it significantly expands its international sales and marketing efforts.

General and Administrative The Company's general and administrative expenses consist of salaries and facility costs for administrative, executive and accounting personnel, as well as consulting expenses, insurance costs, professional fees and other costs. The Company's general and administrative expenses increased 110.7% to $925,000 for the three months ended March 31, 1997 from $439,000 for the three months ended March 31, 1996, primarily a result of increased administrative staff and related costs. General and administrative expenses decreased to 12.1% of total revenues for the three months ended March 31, 1997 from 14.2% for the three months ended March 31, 1996. The decrease of general and administrative expenses as a percentage of revenues was primarily a result of spreading expenses over higher revenues.

Research and Development The Company's research and development expenses consist of salaries, related facility costs, equipment costs and outside consulting fees. The Company's research and development expenses increased 261.0% to $917,000 for the three months ended March 31, 1997 from $254,000 for the three months ended March 31, 1996. Research and development expenses increased to 11.9% of total revenues for the three months ended March 31, 1997 from 8.2% for the three months ended March 31, 1996. The increase in research and development expenses for the three months ended March 31, 1997 was primarily due to additional personnel and related costs required to meet the increased demand for 3D visualization software and interactive software products.

Income Taxes The Company's effective income tax rate for the three months ended March 31, 1997 decreased to 39.9% from 40.6% for the three months ended March 31, 1996.

Year Ended December 31, 1996 as Compared to Year Ended December 31, 1995

Net Revenues The Company's total revenues for the year ended December 31, 1996 increased 96.0% to $20.4 million from $10.4 million for the year ended December 31, 1995. 3D visualization software product revenues for 1996 increased 424.4% to $7.7 million from $1.5 million for 1995, as a result of increased product sales, particularly to Ford and Hewlett-Packard. Interactive software product revenues for 1996 increased 167.5% to $6.6 million from $2.5 million for 1995, primarily due to additional projects for interactive software products. Interactive software product revenues for 1995 included $369,000 of revenues from a three-year government grant that ended in June 1995. Custom animation product revenues for 1996 decreased 5.3% to $6.1 million from $6.5 million for 1995, primarily as a result of the completion in 1995 of several large projects for a major automotive manufacturer.

Cost of Revenues The Company's cost of revenues increased 133.6% to $6.4 million for the year ended December 31, 1996 from $2.8 million for the year ended December 31, 1995. The increase was primarily due to expenses associated with new 3D visualization software product development contracts, increased costs of certain animations and increased development costs for interactive software projects. As a result, the Company's cost of revenues as a percentage of revenues increased to 31.6% in 1996 from 26.5% in 1995. Royalty costs remained unchanged from 1996 to 1995 at 1.0% of revenues. The Company capitalized software costs of $343,000 in 1996 and $263,000 in 1995, which the Company amortizes over an estimated economic useful life of three years or based on the ratio of current revenue to total projected product revenues, whichever is greater. Amortization expenses for 1996 and 1995 were $194,000 and $121,000, respectively.

Sales and Marketing The Company's sales and marketing expenses for the year ended December 31, 1996 increased 140.2% to $7.4 million from $3.1 million in the year ended December 31, 1995. Sales and marketing expenses as a percentage of revenues also increased to 36.4% in 1996 from 29.7% in 1995. The increase in sales and marketing expenses is primarily due to costs associated with expansion of the sales force, personnel increases in the marketing group, additional sales commission expenses associated with higher revenues and increased advertising costs.

General and Administrative The Company's general and administrative expenses for the year ended December 31, 1996 increased 18.8% to $2.4 million from $2.0 million in the year ended December 31, 1995, primarily as a result of increased administrative staff and related costs. General and administrative expenses as a percentage of revenues decreased to 11.6% in 1996 from 19.1% in 1995. This decrease is primarily the result of higher sales volume and refinement of the allocation of common costs among departments rather than absorbing these expenses as general and administrative.

Research and Development The Company's research and development expenses for the year ended December 31, 1996 increased 23.9% to $2.1 million from $1.7 million in the year ended December 31, 1995 due to the additional personnel and related costs required to meet the increased demand for 3D visualization software products and interactive software products. This increase in expenses was partially offset by the increased allocation of staffing to funded project development activities recorded as cost of revenues in 1996. Research and development expenses as a percentage of revenues decreased to 10.4% in 1996 from 16.4% in 1995 due to the allocation of certain research and development staffing to cost of revenues in 1996 and to the spreading of expenses over higher sales volume during 1996.

Income Taxes The Company's effective income tax rate for the year ended December 31, 1996 decreased to 40.0% from 40.8% for the year ended December 31, 1995. In 1996, the Company began filing its income taxes on the accrual basis rather than on the cash basis used in prior years. The Company in 1996 used its net operating loss carryforward of $779,000, which was a result of using accelerated depreciation, expensing software development costs for tax purposes and filing the Company's income tax return on a cash basis. Deferred tax expense of $1.2 million resulted from temporary differences in recognition of revenues and expenses for income tax and financial statement purposes.

Year Ended December 31, 1995 as Compared to Year Ended December 31, 1994

Net Revenues The Company's total revenues for the year ended December 31, 1995 increased 90.9% to $10.4 million from $5.5 million for the year ended December 31, 1994. The increase in revenues was attributable to further expansion into the interactive software market, enhancements to the Company's 3D visualization software products and increased custom animation product orders. Revenues from the Company's interactive software products for 1995 and 1994 included a three year federal government grant that ended in June 1995. Revenues from this grant for 1995 and 1994 were $369,000 and $564,000, respectively.

Cost of Revenues The Company's cost of revenues increased 77.1% to $2.8 million in the year ended December 31, 1995 from $1.6 million in the year ended December 31, 1994. The increase was primarily due to expenses associated with increased sales volume. However, the Company's cost of revenues as a percentage of revenues decreased to 26.5% in 1995 from 28.5% in 1994 due to sales of higher-margin 3D visualization software products and several higher-margin custom animation products in early 1995. Royalty costs remained unchanged from 1995 to 1994 at 1.0% of revenues. The Company capitalized software costs of $263,000 in 1995 and $260,000 in 1994, which the Company amortizes over an estimated economic useful life of three years or based on the ratio of current revenue to total projected product revenues, whichever is greater. Amortization expenses for 1995 and 1994 were $121,000 and $60,000, respectively.

Sales and Marketing The Company's sales and marketing expenses for the year ended December 31, 1995 increased 71.7% to $3.1 million from $1.8 million in the year ended December 31, 1994. However, sales and marketing expenses as a percentage of revenues decreased to 29.7% in 1995 from 33.0% in 1994. The decrease in sales and marketing expenses as a percentage of revenues is primarily the result of the Company spreading increased expenses over a higher sales volume during 1995.

General and Administrative The Company's general and administrative expenses for the year ended December 31, 1995 increased 108.0% to $2.0 million from $1.0 million in the year ended December 31, 1994. General and administrative expenses as a percentage of revenues increased to 19.1% in 1995 from 17.5% in 1994, primarily as a result of increased administrative staff and related costs in 1995.

Research and Development The Company's research and development expenses for the year ended December 31, 1995 increased 97.2% to $1.7 million from $869,000 in the year ended December 31, 1994. Research and development expenses as a percentage of revenues increased to 16.4% in 1995 from 16.0% in 1994. This increase in expenses is primarily the result of increased research and development staffing.

Income Taxes The Company's effective income tax rate for the year ended December 31, 1995 decreased to 40.8% from 44.6% for the year ended December 31, 1994.

SELECTED QUARTERLY OPERATING RESULTS

The following table sets forth quarterly unaudited consolidated financial information of the Company for the nine quarters ended March 31, 1997 and as a percentage of the Company's revenues represented by each item. This information has been prepared on the same basis as the annual information presented elsewhere in this Prospectus and, in management's opinion, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented when read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the results for any subsequent period or for the entire fiscal year. Except as otherwise indicated, any comparison discussed below reflects a change from the prior quarter.

                          ------------------------------------------------------------------------------------
                                                         QUARTERS ENDED
                                        1995                                  1996                      1997
                          ------------------------------------  ------------------------------------  --------
Dollars in thousands      MARCH 31  JUNE 30  SEPT. 30  DEC. 31  MARCH 31  JUNE 30  SEPT. 30  DEC. 31  MARCH 31
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
                                                          (UNAUDITED)
Net revenues:
3D visualization
 software products          $  188   $  380    $  388   $  502    $  801   $1,299    $2,922   $2,624    $3,049
Interactive software
 products                      368      331       802      978       832    1,605     1,444    2,751     2,210
Custom animation
 products                    1,911    1,850     1,293    1,424     1,468    1,632     1,349    1,686     2,417
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Total revenues               2,467    2,561     2,483    2,904     3,101    4,536     5,715    7,061     7,676
Cost of revenues               661      650       611      837     1,090    1,564     1,812    1,978     2,425
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Gross profit                 1,806    1,911     1,872    2,067     2,011    2,972     3,903    5,083     5,251
Operating expenses:
Sales and marketing            655      758       819      861     1,089    1,529     2,192    2,618     2,369
General and
 administrative                429      448       514      595       439      653       569      699       925
Research and development       393      503       373      443       254      384       623      861       917
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Total operating expenses     1,477    1,709     1,706    1,899     1,782    2,566     3,384    4,178     4,211
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Income from operations         329      202       166      168       229      406       519      905     1,040
Interest income
 (expense), net                (22)     (28)      (45)     (42)       67      328       336      297       265
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Income before income
 taxes                         307      174       121      126       296      734       855    1,202     1,305
Income taxes                   133       69        47       48       120      300       334      482       520
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Net income                  $  174   $  105    $   74   $   78    $  176   $  434    $  521   $  720    $  785
                          ========  =======  ========  =======  ========  =======  ========  =======  ========
                          ------------------------------------------------------------------------------------
                                                         QUARTERS ENDED
                                        1995                                  1996                      1997
                          ------------------------------------  ------------------------------------  --------
As a percentage of        MARCH 31  JUNE 30  SEPT. 30  DEC. 31  MARCH 31  JUNE 30  SEPT. 30  DEC. 31  MARCH 31
revenues                  --------  -------  --------  -------  --------  -------  --------  -------  --------
                                                          (UNAUDITED)
Net revenues:
3D visualization
 software products             7.6%    14.8%     15.6%    17.3%     25.8%    28.6%     51.1%    37.1%     39.7%
Interactive software
 products                     14.9     12.9      32.3     33.7      26.8     35.4      25.3     39.0      28.8
Custom animation
 products                     77.5     72.3      52.1     49.0      47.4     36.0      23.6     23.9      31.5
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Total revenues               100.0    100.0     100.0    100.0     100.0    100.0     100.0    100.0     100.0
Cost of revenues              26.8     25.4      24.6     28.8      35.1     34.5      31.7     28.0      31.6
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Gross profit                  73.2     74.6      75.4     71.2      64.9     65.5      68.3     72.0      68.4
Operating expenses:
Sales and marketing           26.6     29.6      32.9     29.7      35.1     33.7      38.3     37.1      30.9
General and
 administrative               17.4     17.5      20.7     20.5      14.2     14.4      10.0      9.9      12.1
Research and development      15.9     19.6      15.1     15.2       8.2      8.4      10.9     12.2      11.9
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Total operating expenses      59.9     66.7      68.7     65.4      57.5     56.5      59.2     59.2      54.9
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Income from operations        13.3      7.9       6.7      5.8       7.4      9.0       9.1     12.8      13.5
Interest income
 (expense), net               (0.9)    (1.1)     (1.8)    (1.4)      2.1      7.2       5.9      4.2       3.5
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Income before income
 taxes                        12.4      6.8       4.9      4.4       9.5     16.2      15.0     17.0      17.0
Income taxes                   5.3      2.7       1.9      1.7       3.8      6.6       5.9      6.8       6.8
                          --------  -------  --------  -------  --------  -------  --------  -------  --------
Net income                     7.1%     4.1%      3.0%     2.7%      5.7%     9.6%      9.1%    10.2%     10.2%
                          ========  =======  ========  =======  ========  =======  ========  =======  ========

Total revenues increased every quarter during 1997 and 1996, primarily due to increased sales of 3D visualization software and interactive software products. 3D visualization software was the Company's fastest growing product line during the first quarter of 1997 and in 1996, with growth during the first quarter of 1997 and the third and fourth quarter of 1996 benefitting from new relationships with Ford and Hewlett-Packard. Interactive software product revenues were substantially higher in the fourth quarter of 1996 compared to the prior quarters of 1996 and the first quarter of 1997, due to the substantial completion of several interactive software development contracts in the fourth quarter of 1996. Custom animation product revenues increased in the first quarter of 1997, primarily due to revenues associated with entertainment and medical animation contracts.

The cost of revenues increased steadily in 1997 and 1996 primarily due to expenses associated with additional development contracts for 3D visualization software products and interactive software products. However, cost of revenues decreased as a percentage of revenues in 1996 due to the increasing proportion of 3D visualization software product revenues, which generate a higher gross margin. The cost of revenues as a percentage revenues was lower in the fourth quarter of 1996 than in the third quarter of 1996 and the first quarter of 1997 due to substantial completion of several higher margin development contracts in the fourth quarter of 1996. Sales and marketing expenses decreased in the first quarter of 1997 from the fourth quarter of 1996, primarily due to decreased sales commissions in 1997. The decrease in sales and marketing expenses as a percentage of revenues in the first quarter of 1997 was a result of spreading decreased expenses over higher revenues. Sales and marketing expenses increased steadily throughout 1996 due to the expansion of the sales force and additional sales commission expense, primarily associated with commissions related to the sale of 3D visualization software products. General and administrative expenses increased in the first quarter of 1997, primarily due to additional administrative staff and related costs. As a result, general and administrative costs as a percentage of revenues increased in the first quarter of 1997. During 1996, general and administrative expenses experienced moderate growth in absolute dollars, but decreased as a percentage of revenues as a result of higher sales. Beginning with the first quarter of 1996, the Company began allocating common costs among departments rather than absorbing these expenses as general and administrative expenses.

The Company has experienced and expects to continue to experience fluctuations in its quarterly results. The Company's revenues are affected by a number of factors, including the timing of the introduction of new 3D visualization software and interactive software products by the Company and its competitors, seasonality of certain customer purchases of interactive software products, product mix, general economic conditions and the Company's ability to obtain agreements from publishers and distributors to market the Company's interactive software products. The Company's operating results also will vary significantly depending on changes in pricing, changes in customer budgets and the volume and timing of orders received during the quarter, which are difficult to forecast. EAI's interactive software products may experience some effect of seasonality created by the December holiday season or the academic school year. As a result of the foregoing and other factors, the Company may experience material fluctuations in future revenues and operating results on a quarterly or annual basis. Therefore, the Company believes that period to period comparisons of its revenues and operating results are not necessarily meaningful and should not be relied upon as indicators of future performance.

LIQUIDITY AND CAPITAL RESOURCES

The Company historically has satisfied its cash requirements through borrowings, customer advances, capital lease financings and net proceeds of approximately $29.0 million from the Company's initial public offering of Common Stock in February 1996. As of March 31, 1997, the Company had $10.2 million in cash and cash equivalents and $7.5 million in short-term investments.

Net cash used by operating activities was $308,000 for the three months ended March 31, 1997, primarily due to an increase in accounts receivables, offset by net income, and an increase in income taxes payable. Net cash provided by operating activities was $185,000 for the three months ended March 31, 1996, primarily due to net income, an increase in prepaid expense, and a decrease in accounts payable, offset by an increase in accounts receivables.

Net cash used by operating activities for the year ended December 31, 1996 was $3.0 million, primarily due to increased receivables, offset by net income, depreciation and increases in accrued expenses. Net cash provided by operating activities was $1.4 million for the year ended December 31, 1995. Net cash used by operating activities was $0.5 million for the year ended December 31, 1994.

Accounts receivable at March 31, 1997 increased $810,000 to $7.5 million from $6.7 million at December 31, 1996. The increase in accounts receivable was due to increased revenues and the increased size of the Company's contracts, which historically have taken a longer period to collect than smaller contracts. The Company's accounts receivable balance will vary from quarter to quarter, depending on the number and size of client projects and on the timing of completion of the projects and tend to be higher at the end of each quarter.

In the three months ended March 31, 1997, net cash of $1.1 million was provided by investing activities through the maturities of marketable securities, which generated cash of $2.4 million, offset principally by purchases of property and equipment of $1.0 million and software development costs of $302,000. In the three months ended March 31, 1996, the Company used cash of $421,000 in investing activities, of which $342,000 was used to purchase property and equipment and $79,000 was used for development of software.

In 1996, the Company used cash of $15.4 million in its investing activities, of which $9.9 million was used to purchase short-term investments, $4.4 million was used to purchase property and equipment, $343,000 was used for development of software and $658,000 was paid as an advance to the developer of the Company's office building. In 1995, the Company used cash of $2.4 million in its investing activities, of which $1.0 million was used to purchase property and equipment, $263,000 was used for the development of software and $750,000 was paid as an advance to the developer of the Company's office building. In 1994, net cash of $385,000 was provided by investing activities through the sale of marketable securities, which generated cash of $1.1 million, offset principally by purchases of property and equipment of $500,000 and software development costs of $260,000.

The Company had a $1.0 million line of credit agreement with a commercial bank, which expired on May 1, 1997 and was secured by substantially all of the assets of the Company. Borrowings under the credit agreement were limited to a percentage of eligible accounts receivable, as defined in the credit agreement. At March 31, 1997, the Company had no outstanding borrowings against this agreement. The Company did not renew the credit agreement upon its expiration.

At March 31, 1997, the Company had an aggregate of $852,000 of notes payable and capital lease principal payable. The Company used a portion of the net proceeds of its initial public offering to repay $1.1 million of long-term bank debt and $600,000 of short-term bank borrowings.

The Company believes proceeds from the Offering together with its cash and short-term investment balances will be sufficient to meet anticipated cash needs for working capital and capital expenditures for at least the next 12 months. There can be no assurance that additional capital beyond the amounts currently forecasted by the Company will not be required or that any such required additional capital will be available on reasonable terms, if at all, at such time as required by the Company.

                                    BUSINESS

Certain matters discussed below are forward-looking statements that involve substantial risks and uncertainties that could cause actual results to differ materially from targets or projected results. Factors that could cause actual results to differ materially include, among others, those factors described in "Risk Factors." Many of these factors are beyond the Company's ability to predict or control. Prospective investors are cautioned not to put undue reliance on forward-looking statements, which statements have been made as of the date of this Prospectus, and prospective investors should not infer that there has been no change in the affairs of the Company since the date hereof that would warrant any modification of any forward-looking statement made in this Prospectus. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

EAI specializes in developing 3D visualization technology and products that address the productivity, communication, education and entertainment needs of its clients. The Company utilizes its core technical competencies in high speed, real time graphics, CAD/CAE/CAM interfaces, distributed databases and Internet/intranet communications to provide solutions through three interrelated product lines: 3D visualization software, interactive software and custom animation. Utilizing its broad base of technology, in conjunction with its extensive library of computer generated animation assets, EAI offers products that allow customers to reduce time to market, decrease product development costs and obtain realistic, high quality 3D animations at reasonable prices within a short time frame.

The Company offers three product lines that benefit from and build upon each other:

3D visualization software products EAI develops, produces and sells a suite of 3D visualization software products, referred to as VisProducts, that enables users to perform sophisticated product visualization, digital prototyping and engineering design and analysis tasks. EAI's multi-platform products interface seamlessly with most popular CAD/CAE/CAM environments, operate on all major workstation platforms and allow access to visualizations with personal computers, thereby allowing customers to use VisProducts with their existing hardware and software. When deployed on an enterprise-wide basis, the Company's VisProducts enable the creation of a collaborative visual environment that allows functional groups throughout the organization, including engineering, manufacturing, marketing, sales and support, to more easily visualize products, see the effects of changes during the development process and communicate in real time. This collaborative approach can help reduce the total time required for products to move from initial concept through final manufacturing by identifying problems early in the design cycle.

Interactive software products EAI develops and produces 3D interactive software products for distribution and marketing partners in both academic and consumer markets. From its success in creating products for the medical education market, EAI has expanded its line of interactive software products to include products for the broader educational and consumer markets. EAI has contracts with BMG Interactive, Elsevier Science N.L., a subsidiary of Reed Elsevier Inc. ("Elsevier Science"), Hoechst Marion Roussel North America, Houghton Mifflin Company, IBM, Smithsonian Institution Inc., Times Mirror, William C. Brown Publishers and Williams & Wilkins, Inc. ("Williams & Wilkins").

Custom animation products The Company develops, produces and sells custom 3D computer-generated animated movies on videotape, videodisc and CD-ROM to the biomedical, corporate communications, litigation and entertainment markets. The Company's custom animation products are used to market products and to educate students, medical professionals and trial juries about complex issues. In addition, the Company has recently created custom animations and special effects for use in entertainment projects for producers such as The Discovery Channel and the National Geographic Society ("National Geographic"). In 1996, EAI produced more than 4,000 minutes of 3D animation in over 150 projects for customers.

INDUSTRY TRENDS

Three-dimensional visualization technology and computer-generated 3D animation are changing the way information is conveyed, shared and manipulated. In the fields of engineering, manufacturing, industrial design, interactive multimedia, education, corporate communications and entertainment, 3D visualization and animation have become increasingly popular for various reasons:

General

Natural preference for 3D visualization Approximately 50% of the human brain is devoted to the analysis of information conveyed visually. The highly realistic and dynamic nature of 3D visualization enables powerful communication by activating the visually intensive cognitive processes of the brain and simultaneously permits versatility through interactive communication. Visualization needs of industries and businesses have traditionally been met with a variety of 2D representations, physical 3D models and computer-generated 3D wire frame visualizations. Industries and businesses are now demanding more detailed and complete 3D animations that can be manipulated in real time by the viewer.

Proliferation of computing capabilities The increasing power and improving performance of microprocessors in both workstations and personal computers have facilitated the increased use of computers and computer-generated 3D animation. In 1995, an estimated 20.9 million multimedia personal computers were shipped worldwide, a significant increase from an estimated 10.3 million units in 1994. Multimedia personal computer shipments are expected to increase at a compound annual growth rate of 17% from 1995 to 2000. Furthermore, approximately 1.5 million workstations were shipped during 1996 resulting in a worldwide installed base of 5.0 million units. Worldwide workstation shipments are expected to increase at a compound annual growth rate of 33% from 1996 to 2000. Worldwide mechanical CAD/CAE/CAM software sales were approximately $2.1 billion in 1995, up 20% from $1.7 billion in 1994, and the market is expected to increase at a compound annual growth rate of 15% from 1996 to 2000. This growth in computer capability has led to an increase in demand for more advanced and higher quality software products.

Affordable and high quality animations Continuing technological advances in both hardware and software have enabled animation producers to create high quality animations within a shorter period of time, resulting in much lower costs than in the past. The markets for 3D animation products are expanding as high quality animation is becoming more affordable. For example, companies engaged in the design and manufacture of products are beginning to demand the capability to access high quality dynamic digital images of products throughout all areas of the enterprise, including engineering, manufacturing, marketing, sales and support.

Growth in Internet/intranet usage For a broad range of commercial organizations and individuals, the Internet and corporate intranets are increasingly becoming the preferred method for communicating electronically, distributing and retrieving information and conducting commerce. The number of Internet/intranet users is expected to be approximately 200 million by the end of 1999, compared to approximately 56 million at the end of 1995. The rapid commercialization of the Internet and the growth of corporate intranets have resulted in a commensurate rise in demand for software for these platforms by corporations and individuals.

3D Visualization Software Products

Manufacturers' need to accelerate time to market Businesses that develop, manufacture and market products are competing globally on cost, time to market, quality, service, innovation and flexibility. Competitive pressures have forced companies to seek technological solutions to accelerate product development, from the first stage of conceptual design through manufacturing of the final product. Meanwhile, mechanical products have become more complex, and the design of those products has become more difficult. In response to the need to accelerate time to market and to compete more effectively, manufacturing companies increasingly rely on computerization in the design process, including computer-aided design, engineering and manufacturing. Design teams, however, continue to make extensive use of expensive and time-consuming physical prototypes to represent designs interpreted from CAD schematics.

In addition to requiring physical prototypes, many CAD/CAE/CAM products fail to bring design teams together because the products are slow in translating data into images, and they render images of insufficient quality. These limitations increase design time and inhibit design teams from working concurrently to develop and revise product designs. Therefore, the Company believes that there is strong demand in the design and engineering market for visualization software that enables an enterprise-wide, team-based approach in the design process, combining resources from engineering, manufacturing, marketing, sales and support. This requires software that can effectively interface with existing CAD/CAE/CAM software to quickly generate highly detailed, accurate 3D images to replace physical prototypes and 2D images and to facilitate real time collaboration across multiple departments.

Interactive Software Products and Custom Animation Products

Growing opportunity for providers of multimedia and 3D software products The increase in the installed base of multimedia personal computers has created an attractive opportunity for software producers. Consumers are increasing their use of the Internet and other on-line services and of interactive software products and animated software for reference, educational and entertainment purposes and to manage personal and business affairs. As a result of this increase in use, worldwide multimedia software revenues were $6 billion in 1995, with CD-ROMs representing approximately 21% of worldwide multimedia software revenues.

Growth in educational software Educational software is transforming the way children and adults learn, providing curriculum-based programs used for skill building as well as products that increase other capabilities, such as imagination, innovation and creativity. The market for educational software for multimedia personal computers is expected to continue to grow. In addition, educational publishers are increasingly enhancing traditional print textbooks by packaging them with interactive software as a means of increasing sales.

Increasing reliance on content providers The highly competitive nature of the multimedia software publishing industry is forcing publishers to increase the amount of 3D content in their products in order to attract consumers. Publishers typically do not possess the design skills, 3D animation tools or library of computerized animation assets required to produce high quality 3D content in a cost-effective manner. As a result, publishers are increasingly relying on third party developers to provide this content for their multimedia software products. While the publishers retain the overall distribution rights to the multimedia software products, the content provider is generally hired to produce the content for a fixed fee and then receives a royalty based on sales of the product. This allows the content provider to share in the success of the product, while limiting the downside risk.

Demand for better animation and increased visualization Customers are continually seeking better custom animation and interactive software products to enhance visualization and expand understanding of subject materials. Customers, especially in academic and legal fields, are increasingly depending on enhanced visual media for more detail and interactivity to communicate information. While other animation and interactive software producers offer visualization, the Company believes that most 3D animation and interactive software products offered by competitors require lengthy production schedules and do not contain a significant amount of high quality 3D animation.

SOLUTIONS

EAI develops, produces and sells 3D animation products that address visualization, animation and graphic needs of its customers in commercial markets. The Company utilizes its core technical competencies in high speed, real time graphics, CAD/CAE/CAM interfaces, distributed databases and Internet/intranet communications to provide solutions in the 3D visualization software, interactive software and custom animation markets. The Company has developed and enhanced its proprietary 3D visualization software, built an extensive library of 3D animation assets and strengthened its core team of software development engineers, thereby enabling the Company to generate realistic, high quality 3D animations at a reasonable price within a short time frame.

3D Visualization Software Products

EAI offers a broad range of 3D visualization software products that enable users to perform sophisticated design and analysis tasks. Using the Company's digital prototyping and animation products, users can visualize, analyze and manipulate highly realistic, extremely complex computer-generated models. The Company's VisProducts includes applications supporting digital prototyping (VisFly and VisMockUp), animation (VisLab) and collaborative communication of visualizations (NetFly). The Company's products enable design teams to identify design problems early in the product development process, thereby significantly shortening time to market and reducing manufacturing costs. When deployed on an enterprise-wide basis, the Company's VisProducts enable the creation of a collaborative visual environment that allows functional groups throughout the organization, including engineering, manufacturing, marketing, sales and support, to more easily visualize products, see the effects of changes during the development process and communicate in real time. EAI's software relies on proprietary rendering algorithms that maximize the use of computer hardware. The Company's software products interface seamlessly with most popular CAD/CAE/CAM software, operate on all major engineering workstations and provide the ability to access visualizations with personal computers.

Interactive Software and Custom Animation Products

EAI produces highly realistic 3D animations for use in interactive software products for academic and consumer markets and animated movies for business. The Company's interactive software and custom animation products provide ready access and ease of use while simultaneously increasing the speed, quality, detail and accuracy of 3D animations. One key attribute of the Company's solution is EAI's reliance on its proprietary 3D visualization software products to improve the speed and capability of its custom animation and interactive software products. For example, the Company's VisLab product is used in the production of interactive software and custom animation products, enabling cost-effective and fast production. In addition, the Company currently has over 400 gigabytes of animation assets stored in digital format and a library of videodiscs containing over 5,400 minutes of EAI-produced animation, which provide a ready source of content for producing interactive software products and custom animation products. Finally, the Company's databases include the musculoskeletal portion of the EAI Virtual Human project and data from the National Library of Medicine Visible Human project, as well as other content created for the Company's custom animation projects. These attributes permit the Company to offer custom animation products and interactive software products on a fixed price basis, which is a competitive advantage.

STRATEGY

The Company's objective is to be the leader in 3D visualization and animation. Key elements of the Company's strategy include the following:

Increase Penetration of the Market for 3D Visualization and Digital Prototyping Products

EAI plans to continue to enhance its suite of 3D visualization software products to provide clients with a complete collaborative visual environment. In addition, the Company will continue its efforts to offer 3D visualization software that is compatible with not only all major CAD/CAE/CAM software, but that can also operate on all major CAD/CAE/CAM workstations and access visualizations with personal computers used in areas beyond design and engineering, such as manufacturing, marketing, sales and support. EAI plans to increase its market penetration as it focuses on establishing site license relationships with major manufacturers that are already using individual copies of the Company's 3D visualization software products as well as major manufacturers and suppliers in the automotive, aerospace, heavy equipment and other manufacturing industries that are not current users of its products.

Exploit Technological Assets

The Company's three product lines benefit from and build upon each other. In addition to selling its VisProducts to companies that want to create high quality 3D animations from CAD models, the Company also utilizes these products internally in the production of EAI's custom animation and interactive software products. By utilizing its proprietary 3D visualization software products internally, EAI not only improves its ability to deliver high quality animation in a timely manner, but also continuously modifies and enhances such software. Such enhancements or modifications may be added to the commercial versions of the Company's VisProducts as new features or improvements. In turn, because VisLab and other VisProducts are used continuously by EAI employees, the Company does not have to rely on external beta testing for its 3D visualization software products and is able to distribute well tested products to its customers. EAI intends to exploit these synergies as the Company develops new products and moves into new markets.

Build International Presence

The Company believes that there are significant opportunities to expand its business in Europe and Asia, particularly with respect to sales of 3D visualization software products. EAI intends to develop a larger sales and marketing presence in Europe and Asia through the establishment of additional sales offices and recruitment of additional distributors. In addition, the Company intends to expand its international presence by leveraging its existing relationships with the domestic units of multinational corporations to develop sales to their European and Asian business units.

Expand and Leverage Proprietary Assets

EAI intends to continue to build its proprietary databases of 3D animation data to deliver high quality animations at a reasonable price within a short time frame. As the Company's proprietary library of animation assets continues to grow, EAI intends to increasingly use these resources in the production of new custom animation and interactive software products. By utilizing its existing databases and reusing its animation assets, the Company can reduce the time and cost required to complete projects.

Leverage Strategic Relationships

EAI intends to maintain and expand its strategic relationships, as well as cultivate new ones, in order to expand the distribution of the Company's products. The Company has relationships with Hewlett-Packard and SDRC, relating to the development and marketing of EAI's 3D visualization software products. EAI has also worked with Hewlett-Packard to co-develop DirectModel, an application development toolkit that allows programmers to write custom applications to manipulate large CAD/CAE/CAM models. In addition to being marketed by Hewlett-Packard and incorporated into Microsoft's DirectX multimedia framework, DirectModel will be incorporated in the Company's VisMockUp and VisFly products. EAI has also developed interactive software products for the Consumer Division of IBM, Elsevier Science, Times Mirror and Williams & Wilkins, which provide the Company with development funding and marketing and distribution. By leveraging such strategic relationships, the Company believes that it can enhance its ability to develop new products and expand its potential markets.

Pursue Additional Opportunities to Market Interactive Software Products

EAI plans to continue to capitalize on its core 3D visualization, interactive and Internet technologies and its library of animation assets to provide high quality 3D interactive software products to the educational and consumer markets as well as new markets such as games, entertainment and engineering. For instance, the Company has leveraged its expertise in human anatomy to develop a number of interactive software products for the medical and academic markets. The Company intends to continue to pursue new opportunities for interactive software products by developing content for use in software products published and distributed by third parties.

Employ a Highly Educated Staff from Multiple Disciplines

EAI employs highly educated professionals, including 22 who hold doctoral degrees and an additional 58 who hold master's degrees. These science, engineering and medical professionals, as well as in-house artists, enable the Company to differentiate its products by providing a high level of scientific precision and visual detail.

3D VISUALIZATION SOFTWARE PRODUCTS

EAI offers a broad range of 3D visualization software products that enable users to perform sophisticated design and analysis tasks. The Company's VisProducts suite includes applications supporting digital prototyping (VisFly and VisMockUp), animation (VisLab) and collaborative communication of visualizations (NetFly). Using the Company's digital prototyping and animation products, users can visualize, analyze and manipulate highly realistic, extremely complex computer-generated models. EAI's visualization products operate within CAD/CAE/CAM environments by providing seamless interfaces to I-DEAS Master Series, Pro/Engineer, Unigraphics and CATIA software and operate on a wide variety of hardware platforms such as Hewlett-Packard, SGI, Sun Microsystems and IBM. The Company is continually upgrading and developing more advanced versions of its 3D visualization software products.

The Company's 3D visualization software products permit the creation of a collaborative visual environment, which enables design teams to identify design problems early in the product development process, thereby significantly shortening time to market and reducing manufacturing costs. For example, Ford selected EAI's VisProducts as a key component of Ford's global drive to reduce time to market and increase quality. Other customers of EAI's 3D visualization software products include 3M, Abbott Laboratories, AlliedSignal Inc., The Boeing Company, Case Corporation, Caterpillar Inc., General Dynamics Corporation, Honda Motor Co., Ltd, ITT Automotive, Inc., Johnson & Johnson, Lockheed Martin Corporation, Mascotech, Inc., Mazda Motor Corporation, Motorola, Inc., Sandia National Labs, Sony Corporation, Toshiba Corporation, Toyota Motor Corporation and Westinghouse Electric Corporation.

VisMockUp is a powerful new digital prototyping software product that combines 3D visualization technology with a number of tools designed to analyze an entire assembly, including interference and collision detection, proximity and attribute filtering and measurement tools. In addition, VisMockUp provides users with a range of tools that enable collaboration across a corporate intranet.

VisFly is a high performance engineering visualization product that permits viewing of complex models, accepting and analyzing CAD/CAE/CAM data imported from most software programs. VisFly enables interactive real time viewing of complex CAD/CAE/CAM designs and lets users visually "fly through" large models to view assemblies and components in detail. VisFly was chosen by Industry Week Magazine as one of 25 products to receive its 1996 Technology and Innovation Award.

NetFly is an intranet connection that makes the advantages of VisFly accessible to entire design teams. Using NetFly, engineers can interact with VisFly models across a corporate intranet and communicate about specific design issues, enhancing the concurrent engineering process. NetFly also allows non-VisFly users to participate directly in the design review process regardless of the computer platform being used. NetFly's ability to utilize corporate intranets and interface with product data management and database systems when used with other VisProducts can shorten design cycles and reduce costs while also increasing the overall quality of the final design.

VisLab uses proprietary advanced hardware-based rendering technology to produce 3D animations from CAD/CAE/CAM models faster than competing products. VisLab integrates CAD/CAE/CAM, kinematics and analysis data within a single visual environment. Users can transform complex, technical information into accurate, clear, visually accessible computer animations in a matter of minutes or hours, saving valuable time. These animations are used in design reviews, product training and concept presentations.

The following table describes the Company's 3D visualization software products for the engineering market:

 VISPRODUCTS                    FUNCTION             PRODUCT DESCRIPTION
 -----------                    --------             -------------------
 VisMockUp                      Design and analysis  Enhances concurrent
                                                     engineering by providing
                                                     enterprise-wide product
                                                     visualization and digital
                                                     prototyping.

 VisFly                         Design and analysis  Provides the capability of
                                                     real time visualization or
                                                     "fly through" of complex
                                                     CAD/CAE/CAM designs to
                                                     shorten the design cycle
                                                     process.

 NetFly                         Design and analysis  Enables VisFly to operate
                                                     across corporate intranets
                                                     and manage product design
                                                     data.

 VisLab                         Design, analysis and Allows fast and easy
                                 animation           animation of 3D
                                                     CAD/CAE/CAM designs.

 VisModel                       Design               Permits viewing and
                                                     editing of 3D polygonal
                                                     models.

 Particle Lab Module            Animation            Allows animation and
                                                     simulation of rain, snow,
                                                     fire, smoke, explosions,
                                                     fluid flow, star galaxies
                                                     and other natural
                                                     phenomena.

 FEA Visualizer Module          Design and analysis  Allows visualization of
                                                     results from third party
                                                     finite element analysis
                                                     ("FEA") packages.

 Seamless I-DEAS Master         Design and analysis  Provides a fast and easy
  Series Interface Module                            transfer of SDRC I-DEAS
                                                     Master Series to VisLab,
                                                     VisFly and VisMockUp.

 Seamless Pro/ENGINEER          Design and analysis  Provides a fast and easy
  Interface Module                                   transfer of Parametric
                                                     Technology's Pro/ENGINEER
                                                     to VisLab, VisFly and
                                                     VisMockUp.

 Seamless Unigraphics Interface Design and analysis  Provides a fast and easy transfer of Electronic
                                                     Data Systems Corporation's
                                                     Unigraphics to VisLab,
                                                     VisFly and VisMockUp.

 Seamless CATIA Interface       Design and analysis  Provides a fast and easy
                                                     transfer of Dassault's
                                                     CATIA to VisLab and
                                                     VisFly.

 RenderMan Interface            Animation            Provides interface to
  Module                                             Pixar's RenderMan product
                                                     to create photorealistic
                                                     images of CAD/CAE/CAM
                                                     models.

The Company continually works to add new features and other improvements to 3D visualization software products. For example, the Company intends to incorporate DirectModel, an application development toolkit co-developed with Hewlett-Packard, into EAI's VisMockUp and VisFly products.

The Company sells upgrades to each of its products as they become available and provides service support to customers when assistance is required. The Company has found that its rigorous testing and continual use of its VisProducts internally enable it to distribute well-tested products to its customers.

From time to time, the Company sells hardware equipment along with its 3D visualization software products as an accommodation to its customers. To date, these sales of hardware equipment have not been material.

INTERACTIVE SOFTWARE PRODUCTS

The Company develops high quality 3D interactive software products that exploit the visualization capabilities of multimedia personal computers. The Company delivers its interactive software products on CD-ROMs for use on the PC or Macintosh ("Mac"), through the Internet and through other media and in other formats. These interactive software products combine 3D technology, Internet communication, text, animated color graphic images, music and digitized speech into educational and information based programs. Due to high production costs, interactive CD-ROM software products traditionally have provided only 2D and limited 3D animations. By utilizing the Company's proprietary technology, databases of anatomical and engineering data and library of animation assets, EAI can reduce the time and cost required to produce interactive software products containing extensive 3D animations.

In addition, the application of EAI's proprietary visualization software, including 3D Viewer, allows 3D animations generated on high powered workstations to be viewed and manipulated on the PC and Mac. Using 3D Viewer, a user can quickly view dynamic 3D objects from any angle, zoom in and out and cycle through different layers of an object. This software also allows the user to view detailed labeling of objects from any perspective, which is crucial for educational projects.

The following table identifies selected interactive software products in distribution:

EAI PRODUCT            PRIMARY MARKET        CONCEPT                                PUBLISHER
-----------            --------------        -------                                ---------
The Magic 3D Coloring  Children's creativity Crayola crayons used to color          IBM
 Book                  market                line drawings and create 3D images
The Dynamic Human      Anatomy & physiology  Illustration of difficult              William C. Brown
                       undergraduate         concepts in function and               Publishers
                       education             motion of human body
The Dissectable Human  Higher education      Reconstruction of entire human         Mosby-Year Book, Inc.
                                             body and each major system
CardioViewer 3D        Higher education      Detailed visualization of              Mosby-Year Book, Inc.
                                             the human heart
Pompeii Website        Elementary and        Interactive field trip through         Harcourt Brace & Company
                       secondary education   the ancient city of Pompeii
Animation in the       Legal                 Interactive resource material for      American Bar Association
 Courtroom                                   legal education

The following table identifies selected interactive software products under development:

EAI PRODUCT            PRIMARY MARKET        CONCEPT                                PUBLISHER
-----------            --------------        -------                                ---------
Encyclopedia of        Higher education      Detailed visualization of neuroanatomy Elsevier Science
 Neuroscience
The Dynamic Human II   Anatomy & physiology  Upgrade of The Dynamic                 William C. Brown
                       undergraduate         Human                                  Publishers
                       education
Electrocardiography    Medical education     Interactive instruction on use of      Williams & Wilkins
                                             electrocardiography
The Human Brain Atlas  Higher education      Detailed visualization of the          Elsevier Science
                                             human brain
Interactive Kiosk      Museum                Educational kiosk on geology and gems  Smithsonian Institution Inc.
Eclipse                Multiplayer Internet  Outer space action game                Sir-Tech Software
                       game

CUSTOM ANIMATION PRODUCTS

EAI develops, produces and sells custom 3D computer-generated animations offering customers high quality 3D graphics and rapid turnaround within fixed customer budgets. Utilizing the Company's proprietary animation technology, EAI is able to produce highly detailed, realistic 3D animations that follow the laws of physics. The Company's proprietary anatomical and engineering databases and staff of highly skilled professionals with advanced degrees in science, medicine and the fine arts enable EAI to produce detailed and scientifically accurate animations. The Company is able to reduce the time and, therefore, the cost required to create computer-generated animations through the use of its proprietary rendering technology, which is considerably faster than competing technology, and through the reuse of animation assets from its vast library. EAI's custom animation products are delivered on videotape, videodisc and CD-ROM and in digital computer file form, depending on customer requirements. Because the Company has the ability to deliver these products in a variety of formats, customers are not limited to any specific platform.

In 1996, the Company produced more than 4,000 minutes of computer animated movies in over 150 projects for clients in a wide range of markets, including biomedical, corporate communications, litigation and entertainment markets. EAI's animations typically range from $25,000 to $350,000 in price and from three to 30 minutes in length. Customers of EAI's custom animation products have included 3M, Abbott Laboratories, Conoco Inc., Deere & Company, The Discovery Channel, Glaxo Wellcome PLC, Merck & Co., Inc., National Geographic and most of the major automotive manufacturers, including Chrysler Corporation, Freightliner Corp., Ford, General Motors Corporation, Isuzu Motors Limited, Mitsubishi Corporation, Nissan Motor Corporation, Ltd., Subaru of America, Inc., Suzuki Motor Corporation, Toyota Motor Corporation and Volkswagen AG.

The Company recently supplied custom animations for two television productions. In February 1997, The Discovery Channel's Eco Challenge cable television special used the Company's custom animations to illustrate the challenges posed to competitors in the Eco Challenge by the environment of the Pacific Northwest. In March 1997, the National Broadcasting Co., Inc. ("NBC") aired a National Geographic television special on asteroids, entitled Asteroids: Deadly Impact, that used EAI custom animations to depict the results of an asteroid impact on the Earth.

MARKETING AND DISTRIBUTION

EAI's marketing and distribution strategy varies among its three product lines. The Company currently markets and sells its 3D visualization software products through a direct sales force in North America and Europe and through distributors in Europe and Asia. The Company also relies on certain original equipment manufacturers ("OEMs") and CAD/CAE/CAM software providers to supplement the direct sales process. For marketing and distributing interactive software products, the Company develops relationships with leading publishers who have established marketing and distribution systems. Custom animation products are sold through a direct sales force that has specific functional expertise in the biomedical, corporate communications, litigation and entertainment markets.

3D Visualization Software Products

EAI sells its 3D visualization software products through a variety of channels including OEMs, distributors and direct sales representatives. For instance, the Company has a relationship with Hewlett-Packard under which EAI has developed software programs and participated in joint marketing programs with Hewlett-Packard. In addition, EAI entered into an agreement with SDRC in December 1995 pursuant to which SDRC works with EAI to market and distribute EAI's products and pays EAI royalties for VisProducts that SDRC sells.

EAI employs sales and marketing professionals who directly sell its 3D visualization software products to end users in the United States and Europe. The Company also utilizes distributors in the United States, Europe and Asia. The Company intends to increase its investment in the expansion of its sales and marketing operations in Europe and Asia. EAI currently maintains a sales office in the Netherlands and intends to open additional sales offices in Europe and Asia over the next two years. In addition, the Company intends to increase its presence in Europe and Asia by pursuing additional distributors for its products. While the Company believes that there is considerable opportunity to sell its 3D visualization software products in Europe and Asia, there can be no assurance that the additional investment in sales and marketing in Europe and Asia will lead to increased sales or that any such sales will be profitable to the Company. See "Risk Factors--Management of Growth."

Customers purchasing the Company's 3D visualization software products have the option of contracting with EAI for product maintenance and support. Approximately 90% of the Company's 3D visualization software product customers select this service. The Company's 3D visualization software products are sold pursuant to per workstation license agreements or site license agreements.

Interactive Software Products

EAI relies on certain publishers with established marketing and distribution channels to market and distribute its interactive software products. Typically, the Company utilizes its core competencies in 3D visualization and its proprietary animation assets to develop proposals for new interactive software products. These proposed products are then marketed to publishers. If a publisher agrees to publish a proposed product, the publisher typically pays the Company a development fee to produce a marketable product. Following the publication of the product, the Company typically receives a royalty based on a percentage of the publisher's sales of the product. Examples of this arrangement have been The Dynamic Human, which was published and is being distributed by Times Mirror, and The Magic 3D Coloring Book, which was published and is being distributed by the Consumer Division of IBM.

The Company also markets interactive software products to numerous commercial customers for use in training, development or promotional activities. Marketing and sales in this market largely parallel the marketing and sales strategy employed with respect to the Company's custom animation products. For instance, the Company has developed interactive training software for Abbott Laboratories, Hoechst Marion Roussel North America and Sikorsky Aircraft.

Custom Animation Products

The Company's custom animation product sales and marketing efforts primarily focus on marketing directly to customers that desire animation as a communication tool. The Company advertises in selected legal publications and participates in national and regional trade shows. EAI sales and marketing staff frequently give lectures to selected trade groups that include medical professionals, attorneys, insurance executives and insurance claims adjusters.

In response to qualified customer inquiries, EAI prepares, at no cost to the customer, a written proposal including price, completion date and a detailed itemization of the features to be included in the animation. The majority of the Company's custom animation products are sold on a fixed-price basis, although, when requested, the Company will charge on an hourly basis. The completed product is typically delivered to the customer on videotape, videodisc or CD-ROM.

COMPETITION

3D Visualization Software Products

Although the Company has yet to face significant direct competition in those markets in which the Company offers its 3D visualization software products, large computer companies or companies competing in the CAD/CAE/CAM markets could offer products with the same or similar functionality as the Company's VisProducts. Such companies, some of which have substantially greater financial, technical, marketing and other resources than EAI, include Autodesk, Inc., Dassault, Division Plc., IBM, Parametric Technology, SDRC and SGI. The Company believes that the main competitive factors for 3D visualization software products are high speed, real time graphics capabilities, multiple CAD/CAE/CAM interfaces and platform independence, distributed database capability and Internet/intranet communication. Although the Company believes it has a technological advantage over potential competitors in these markets, maintaining its advantage will require continuing investment by the Company in research and development and sales and marketing.

While the Company believes that many publishers of computer graphics imaging and animation software target the entertainment market, these firms could shift their efforts to the commercial markets in which EAI's visualization software products compete. These entertainment oriented software publishers, some of which have substantially greater financial, technical, marketing and other resources than EAI, include Microsoft, Pixar and SGI. Other large companies expected to introduce visualization software products include Autodesk, Inc. and Macromedia Inc. In addition, as personal computer microprocessors become more powerful, software suppliers may also be able to introduce products for personal computers that could be competitive with the Company's visualization software products in terms of price and performance.

Interactive Software Products

The interactive software industry is intensely competitive. The Company's sales to academic and consumer markets may be adversely affected by the increasing number of competitive products. The Company believes that the main competitive factors for this product are content and animation quality, production speed, distribution capabilities and price. EAI's highly educated staff and its proprietary databases enable the Company to quickly produce interactive software products with high quality content. By marketing its products through strategic partners who are leaders in the publishing field, the Company is able to leverage established distribution networks.

EAI's interactive software products compete directly against educational software products on anatomy, health and medical topics and, to a lesser extent, against traditional print textbooks on anatomy and medicine. EAI's competitors in this area include a large number of companies, some of which have substantially greater financial, technical, marketing and other resources than EAI, such as Acclaim Entertainment, Inc., Broderbund Software, Inc., CUC International, Digital Domain and The Learning Company. Moreover, large corporations, such as Disney and Microsoft, which have substantial bases of intellectual property content and substantial financial resources, have entered or announced their intention to enter the consumer software market. EAI's interactive software products in the game area will also compete with products offered by other producers of computer games.

Custom Animation Products

EAI sells its custom animation products to a variety of markets, including biomedical, corporate communications, litigation and entertainment markets. The Company believes that the main competitive factors in these markets are quality, time to market and price. Within the litigation market, the Company competes not only against small, regional companies that focus on providing animations for litigation markets, but also against companies that produce these animations as a complement to their primary businesses of engineering consulting, communications consulting or studio film production. While the Company has not faced competition to date in the biomedical market for custom animations, there can be no assurance that the Company will not face such competition in the future. The Company believes that it is the only firm that currently can provide the necessary technology and resources to produce high quality 3D biomedical animations at a reasonable price. In addition, EAI competes with providers of more traditional communications media.

EAI believes that special effects firms, which typically target the entertainment and advertising markets, could refocus their efforts on the commercial and professional markets in which EAI's custom animation products compete. In addition, EAI competes directly against special effects firms for certain projects in the entertainment market. These special effects firms, some of which have substantially greater financial, technical, marketing and other resources than EAI, include Digital Domain, Dreamworks SKG, Industrial Light & Magic and Pixar. The Company believes, however, that it has significant cost and speed advantages relative to these entertainment oriented firms.

PROPRIETARY RIGHTS

Since its inception in 1988, EAI has amassed a significant proprietary base of 3D visualization technology. The Company's proprietary technology includes EAI's library of animation assets, its engineering and biomedical databases and its proprietary hardware rendering algorithms. For example, the Company's Virtual Human database contains significant, anatomically correct 3D material on the male and female bodies. As the number of custom animation products and interactive software products completed by the Company increases, the library of animation assets and the databases will continue to grow.

The Company relies primarily on a combination of copyright, trademark and trade secret laws, employee and third party non-disclosure and non-competition agreements and other methods to protect its proprietary rights. The Company has not filed any patent applications with respect to its proprietary technology and instead relies primarily on trade secret protection. However, the Company may seek patent protection on certain technology in the future, if it deems such protection appropriate. In addition, the Company has obtained an exclusive license of certain proprietary, non-patented visualization technology from Iowa State University Research Foundation.

EAI has sought registered trademark protection for the Company's intellectual property, where appropriate. The Company has received registrations with respect to several of its trademarks and is in the process of registering several other trademarks. The Company believes that registered and common law trademarks and common law copyrights are important but are less significant to the Company's success than factors such as the knowledge, ability and experience of the Company's personnel, research and development, brand name recognition and product loyalty.

EAI protects its proprietary technology through security practices. Generally, employees must sign a confidentiality agreement, a non-competition agreement and an agreement that grants the Company ownership of all inventions. As an additional protective measure, only a limited number of development personnel have access to the source code for the Company's software and this access is strictly monitored. The Company's 3D visualization software products are sold pursuant to licensing agreements that permit their use by a customer on only one machine at a time and contain a built-in protective device that effectively prevents copying and use on other machines.

The Company believes that its products, trademarks and other proprietary rights do not infringe on the proprietary rights of third parties. Data developed with funds from government grants are owned by the Company, however, the government retains the right to use such data for its own purposes without payment of any fees to the Company. As the number of software products in the industry increases and the functionality of these products further overlaps, software developers may become increasingly subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products, or that any such assertion will not require the Company to enter into royalty arrangements or result in costly litigation.

FACILITIES

EAI leases its headquarters in Ames, Iowa, consisting of approximately 37,000 square feet, pursuant to a lease that expires on July 1, 2006, with options to extend through July 1, 2016. The Company leases office space at various other locations in the United States and in the Netherlands under leases ranging from month-to-month to five year terms. The Company plans to add approximately 26,000 square feet of space to its headquarters in Ames, Iowa in order to accommodate additional employees to support continued growth.

EMPLOYEES

At May 19, 1997, the Company employed 265 people on a full-time basis, 73 people on a part-time basis and 14 interns and employees in cooperative educational programs. Of the Company's full-time employees, 224 hold college degrees, including 22 who hold doctoral degrees and an additional 58 who hold master's degrees. The Company believes that its relations with its employees are good. The Company and its employees are not parties to any collective bargaining agreements.

EAI's headquarters and technical center are located in Ames, Iowa, near Iowa State University ("ISU"), one of the largest graduate schools of engineering in the United States. The Company benefits from access to the large number of highly skilled ISU graduate students who desire to work part-time. At May 19, 1997, 57 of the Company's employees were ISU students.

LEGAL PROCEEDINGS

The Company has in the past been involved in litigation incidental to its business. There is currently no material litigation pending.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Company's directors and officers and their ages as of April 30, 1997 are as follows:

 NAME                         AGE        POSITION
                                         Chairman, Chief Executive Officer, President,
 Matthew M. Rizai, Ph.D.(1)    41        Treasurer and Director
 Martin J. Vanderploeg, Ph.D.  40        Executive Vice President and Director
                                         Vice President of Administration, General
 Jamie A. Wade                 48        Counsel, Secretary and Director
                                         Vice President of Finance and Chief Financial
 Michael K. Jewell             39        Officer
 Jay E. Shannan, Ph.D.         35        Vice President of Operations
 Jeff D. Trom, Ph.D.           36        Vice President of Software Development
                                         Vice President of Software Sales and
 Michael J. Jablo              45        Marketing
 Adrian Sannier, Ph.D.         35        Vice President of Interactive Production
 Michael Crow, Ph.D.(1) (2)    41        Director
 Laurence J. Kirshbaum(1) (2)  52        Director

-------
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.

MATTHEW M. RIZAI has been Chairman, Chief Executive Officer, President and a director of the Company since joining the Company in June 1990 and has been Treasurer since November 1995. Dr. Rizai's prior experience includes serving as: associate with ARCH Development Corporation, a venture capital firm; senior research engineer with General Motors Corporation; and development engineer with Ford. Dr. Rizai earned a Ph.D. in Mechanical Engineering from Michigan State University and an M.B.A. from the University of Chicago.

MARTIN J. VANDERPLOEG has served as a director since co-founding the Company in 1988, as Executive Vice President since October 1993 and as the Company's Secretary from June 1990 until November 1995. Dr. Vanderploeg's prior experience includes serving as a faculty member in mechanical engineering at Iowa State University and performing contract research for a number of large corporations. Dr. Vanderploeg earned a Ph.D. in Mechanical Engineering from Michigan State University and is a licensed Professional Engineer.

JAMIE A. WADE has served as Vice President of Administration and General Counsel to the Company since June 1994 and Secretary since November 1995. From 1983 to 1994, Mr. Wade was a partner with Davis, Hockenberg, Wine, Brown, Koehn & Shors, P.C., a Des Moines law firm. Mr. Wade earned a J.D. from Drake University Law School and a B.A. from Drake University College of Business.

MICHAEL K. JEWELL has served as Vice President of Finance and Chief Financial Officer since January 1996. Mr. Jewell has been a consultant specializing in finance and accounting issues for emerging technology companies since 1991 and has served as a finance and accounting consultant to the Company since 1992. Mr. Jewell earned an M.B.A. from the University of Southern California and a B.A. in business from San Jose State University.

JAY E. SHANNAN is a co-founder of the Company and has served as Vice President of Operations since 1990. Dr. Shannan earned a Ph.D. in Mechanical Engineering from Iowa State University.

JEFF D. TROM is a co-founder of the Company and has served as Vice President of Software Development since June 1990. Dr. Trom served as the Company's Treasurer from June 1990 to November 1995. Dr. Trom earned a Ph.D. in Mechanical Engineering from Iowa State University.

MICHAEL J. JABLO has served as Vice President of Software Sales and Marketing since joining the Company in October 1995. From January 1990 to October 1995 Mr. Jablo was employed by Mentor Graphics Corporation where he ultimately served as North Central area sales manager. Mr. Jablo earned an M.B.A. from the University of Detroit as well as a B.S. in Mechanical Engineering and a B.S. in Business Management from Bradley University.

ADRIAN SANNIER has served as Vice President of Interactive Production since February 1997 and prior to that served as the Company's Vice President of New Product Development since joining the Company in January 1996. From 1990 until joining the Company, Dr. Sannier was employed in a variety of positions with CIMLINC Incorporated, a provider of business process execution software to the aerospace industry and heavy equipment manufacturers, most recently as

Vice President, Product Development. Dr. Sannier earned a Ph.D. and a B.S. in Electrical Engineering and Systems Science from Michigan State University.

MICHAEL CROW has served as a director of the Company since November 1991. Dr. Crow has been Vice Provost at Columbia University since August 1991. Dr. Crow served as the Director of the Institute for Physical Research and Technology and the Office of Science Policy and Research at Iowa State University from July 1985 to June 1991. Dr. Crow earned a Ph.D. in Public Administration (Science and Technology Policy) from Syracuse University.

LAURENCE J. KIRSHBAUM has served as a director of the Company since August 1995. Mr. Kirshbaum has been Chairman of Time Warner Trade Publishing since 1996 and was previously President and CEO of Warner Books Inc., a subsidiary of Time Warner, Inc. ("Time Warner"), since 1984. Mr. Kirshbaum earned a B.A. from the University of Michigan.

The Company's Board of Directors is divided into three classes. Dr. Vanderploeg and Mr. Kirshbaum serve in the class whose term expires on the date of the annual meeting to be held in 1998. Dr. Rizai and Dr. Crow serve in the class whose term expires on the date of the annual meeting to be held in 1999. Mr. Wade serves in the class whose term expires on the date of the annual meeting to be held in 2000. Upon the expiration of the term of each class of directors, directors comprising such class will be elected for a three-year term at the annual meeting of stockholders in the year in which such term expires. All officers serve at the pleasure of the Board of Directors.

The Board of Directors has established two standing committees: the Audit Committee and the Compensation Committee. The Audit Committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company. The Compensation Committee determines executive officers' salaries, bonuses and other compensation and administers the 1994 Option Plan.

DIRECTOR COMPENSATION

Directors who are not officers or employees of the Company are entitled to a yearly retainer fee of $12,000 plus $750 and reimbursement of expenses for attending each meeting of the Board of Directors and each meeting of any committee. The Company has adopted a stock option plan for non-employee directors. See "Management--Employee Benefit Plans--Director Option Plan."

EXECUTIVE COMPENSATION

The following table shows information concerning compensation for the Company's Chief Executive Officer and the four next most highly compensated executive officers (collectively, the "Named Executive Officers") for the years ended December 31, 1996 and 1995.

Summary Compensation

                         --------------------------------------------------------
                                                           LONG-TERM
                              ANNUAL COMPENSATION       COMPENSATION
                              ----------------------    ------------
                                                           NUMBER OF
                                                          SECURITIES    ALL OTHER
                                                          UNDERLYING COMPENSATION
NAME AND PRINCIPAL       YEAR SALARY ($)   BONUS ($)         OPTIONS          ($)
POSITION                 ---- ----------   ---------    ------------ ------------
Matthew M. Rizai         1996  180,000            --(1)       40,000        5,805(2)
 Chief Executive         1995  150,000        75,000          70,000       14,623(2)
 Officer, President
 and Treasurer
Martin J. Vanderploeg    1996  180,000            --(1)       40,000        5,683(3)
 Executive Vice          1995  150,000        75,000
  President                                                   70,000        3,000(3)
Michael J. Jablo         1996  170,776(4)     25,000(1)       12,000        2,308(5)
 Vice President of       1995   35,873(4)         --          37,500           --
 Software Sales
 and Marketing
Jamie A. Wade            1996  120,000         6,000(1)       11,000        1,740(6)
 Vice President of       1995   90,000        25,000          13,000          450(6)
 Administration,
 General Counsel and
 Secretary
Michael K. Jewell        1996  111,739            --(1)       46,500          165(7)
 Vice President of       1995       --            --              --           --
 Finance and
 Chief Financial Officer

-------
(1) The Named Executive Officers also received the following bonuses on February 28, 1997: Dr. Rizai $28,000, Dr. Vanderploeg $28,000, Mr. Wade $6,000 and Mr. Jewell $12,000. Mr. Jablo has not received a bonus payment in 1997.
(2) Consists of $2,205 of premiums on a life insurance policy paid in 1996, $11,395 paid in lieu of vacation in 1995 and $3,600 and $3,228 of matching contributions by the Company to the Engineering Animation, Inc. Retirement Plan made in 1996 and 1995, respectively.
(3) Consists of $2,083 of premiums on a life insurance policy paid in 1996 and $3,600 and $3,000 of matching contributions by the Company to the Engineering Animation, Inc. Retirement Plan made in 1996 and 1995, respectively.
(4) Includes $64,776 and $15,000 in sales commissions in 1996 and 1995, respectively.
(5) Consists of $309 of premiums on a life insurance policy paid in 1996 and $1,999 of matching contributions by the Company to the Engineering Animation, Inc. Retirement Plan made in 1996.
(6) Consists of $480 of premiums on a life insurance policy paid in 1996 and $1,260 and $450 of matching contributions by the Company to the Engineering Animation, Inc. Retirement Plan made in 1996 and 1995, respectively.
(7) Consists of $165 of premiums on a life insurance policy paid in 1996.

Option Grants in the Last Fiscal Year

The following table shows information with respect to grants of options to the Named Executive Officers for the fiscal year ended December 31, 1996. The options were granted under the 1994 Option Plan.

                       ------------------------------------------------------------------------
                                                                          POTENTIAL REALIZABLE
                                                                            VALUE AT ASSUMED
                        NUMBER OF       PERCENT OF                        ANNUAL RATES OF STOCK
                       SECURITIES    TOTAL OPTIONS                         PRICE APPRECIATION
                       UNDERLYING       GRANTED TO EXERCISE OR             FOR OPTION TERM(1)
                          OPTIONS     EMPLOYEES IN  BASE PRICE EXPIRATION ---------------------
                          GRANTED      FISCAL YEAR   ($/SHARE)       DATE     5% ($)    10% ($)
NAME                   ----------    ------------- ----------- ---------- ---------- ----------
Matthew M. Rizai           24,000(2)          4.60       22.25  12/30/06     335,830    851,058
                           16,000(3)          3.07       22.25  12/30/06     223,886    567,372
Martin J. Vanderploeg      24,000(2)          4.60       22.25  12/30/06     335,830    851,058
                           16,000(3)          3.07       22.25  12/30/06     223,886    567,372
Michael J. Jablo           10,400(2)          1.99       22.25  12/30/06     145,526    368,792
                            1,600(3)          0.31       22.25  12/30/06      22,389     56,737
Jamie A. Wade               2,400(2)          0.46       22.25  12/30/06      33,583     85,106
                            1,600(3)          0.31       22.25  12/30/06      22,389     56,737
                            7,000(4)          1.34        7.50   1/20/06      33,017     83,671
Michael K. Jewell           2,400(2)          0.46       22.25  12/30/06      33,583     85,106
                            1,600(3)          0.31       22.25  12/30/06      22,389     56,737
                           42,500(5)          8.15        7.50   1/26/06     200,460    508,005

-------
(1) Amounts reflect certain assumed rates of appreciation set forth in the Commission's executive compensation disclosure rules. Actual gains, if any, on stock options exercised, will depend on future performance of the Common Stock. No assurance can be made that the amounts reflected in these columns will be achieved.
(2) Options were granted December 30, 1996 and vest in four equal annual installments beginning December 30, 1997, but only if certain Company performance goals are met in 1997.
(3) Options were granted December 30, 1996 and vest in four equal annual installments beginning December 30, 1997.
(4) Options were granted January 20, 1996 and vested in five equal annual installments beginning January 20, 1996.
(5) Options were granted January 26, 1996 and vested in two annual installments of 10,000 shares beginning January 26, 1996 and three annual installments of 7,500 shares beginning January 26, 1998.

Fiscal Year-End Option Values

The following table provides information regarding stock options held by the Named Executive Officers as of December 31, 1996. None of those individuals exercised any stock options during the 1996 fiscal year.

                       ---------------------------------------------------
                         NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                                OPTIONS           IN-THE-MONEY OPTIONS AT
                        AT FISCAL YEAR-END (#)    FISCAL YEAR-END ($)(1)
                       ------------------------- -------------------------
                       EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
NAME                   ----------- ------------- ----------- -------------
Matthew M. Rizai           253,344        49,000   5,196,904       280,250
Martin J. Vanderploeg      253,344        49,000   5,196,904       280,250
Michael J. Jablo            15,000        34,500     305,250       481,875
Jamie A. Wade               14,525        24,475     291,681       417,569
Michael K. Jewell           20,400        27,100     343,140       397,085

-------
(1) Value is calculated by subtracting the exercise price per share from the last reported market price at December 31, 1996 and multiplying the result by the number of shares subject to the option.

EMPLOYMENT AND SEVERANCE AGREEMENTS

The Company entered into employment agreements with Dr. Rizai, Dr. Vanderploeg and Mr. Wade as of January 1, 1996, and with Mr. Jewell as of January 26, 1996, each of which expires on December 31, 1999. Dr. Rizai's agreement provides that he will be employed as the Company's Chairman, Chief Executive Officer and President at an annual salary of $180,000. Dr. Vanderploeg's agreement provides that he will be employed as the Company's Executive Vice President at an annual salary of $180,000. Mr. Wade's agreement provides that he will be employed as the Company's Vice President of Administration, General Counsel and Secretary at an annual salary of $120,000. Mr. Jewell's agreement provides that he will be employed as the Company's Vice President of Finance and Chief Financial Officer at an annual salary of $120,000. Each of the agreements provides that the base salary will be reviewed annually and that the executive will receive an annual performance bonus as determined by the Board of Directors and, for Dr. Rizai and Dr. Vanderploeg, a car allowance. The employment agreements also include certain non-competition and confidentiality provisions. The Company has also entered into severance agreements with each of Dr. Rizai, Dr. Vanderploeg, Mr. Wade and Mr. Jewell, each dated as of the effective date of the respective officer's employment agreement. The severance agreements provide for payment of a lump sum equal to two times the sum of the employee's base salary and the bonus paid to the employee in the prior year for Dr. Rizai and Dr. Vanderploeg (one times that sum for Mr. Wade and Mr. Jewell) and continuation of benefits for two years (one year in the case of Mr. Wade and Mr. Jewell) upon (i) termination of employment by the Company without cause, (ii) termination of employment by the employee for good reason (including change in control of the Company), (iii) death or (iv) permanent disability. The Company may terminate the employment of the executive at any time for cause without the payment of severance. The agreements with Dr. Rizai and Dr. Vanderploeg also provide that, upon termination by the Company without cause or by the executive for good reason, the Company upon demand by the executive would be required to file a registration statement for all shares of Common Stock that the executive then owned or had the right to acquire upon exercise of options then held and would be required to include any such shares in any other registration statement filed by the Company.

The Company entered into an employment agreement with Mr. Jablo as of September 18, 1995 that terminates (i) by mutual agreement of the Company and Mr. Jablo,
(ii) upon Mr. Jablo's death or disability, (iii) at the option of the Company for cause or (iv) upon the dissolution or bankruptcy of the Company. This agreement provides that Mr. Jablo will be employed as the Company's Vice President of Sales and Marketing at an annual salary of $106,000 per year with a $25,000 signing bonus and a car allowance. In addition to base salary, the agreement provides for the payment of commissions through 1996 to Mr. Jablo of 3.25% of the first $3.0 million of sales of VisLab and related 3D animation software and all consulting services related to such software and 3.5% of such sales in excess of $3.0 million. Commissions paid after 1996 are to be established by the Company's President. The agreement also contains certain non-competition and confidentiality provisions. Mr. Jablo's employment agreement contains severance provisions that require the payment by the Company to Mr. Jablo of (i) an amount equal to the total compensation paid to Mr. Jablo during the first year of the contract if the contract is terminated following a merger, sale or change of control of the Company and (ii) an amount equal to one-half of the total compensation paid to Mr. Jablo during the first year of the contract if the contract is terminated for cause (as defined in the agreement) by the Company after the first anniversary of the agreement.

EMPLOYEE BENEFIT PLANS

1994 Option Plan

The 1994 Option Plan was adopted by the Company's Board of Directors and approved by the Company's stockholders on February 11, 1995. The 1994 Option Plan was amended and restated in January 1996 and was further amended and restated effective May 1, 1997. The Company has reserved 1,190,000 shares of Common Stock for issuance under the 1994 Option Plan. Unless terminated sooner by the Board of Directors, the 1994 Option Plan will terminate in December 2005.

The 1994 Option Plan is administered by the Compensation Committee of the Board of Directors. The Committee has the authority and discretion, subject to the provisions of the 1994 Option Plan, to select persons to whom options will be granted, to designate the number of shares to be covered by options, to specify the type of consideration to be paid to the Company, and to establish all other terms and conditions of each stock option.

The 1994 Option Plan provides for the grant of stock options to officers and employees of the Company or its subsidiaries and to directors who are not members of the Compensation Committee. Options granted under the 1994 Option Plan may be qualified or non-qualified stock options. The exercise price for a stock option may not be less than the fair market value of the Company's Common Stock on the date of grant. Stock options granted under the 1994 Option Plan may not be transferred other than by will or by the laws of descent and distribution.

Director Option Plan

In January 1996, the Company adopted a Non-Employee Directors Option Plan ("Director Option Plan"). The Director Option Plan was amended and restated effective May 1, 1997. Pursuant to the Director Option Plan, non-employee directors of the Company receive options to purchase 5,000 shares of Common Stock in the year that they join the board and options to purchase an additional 2,500 shares of Common Stock for each subsequent year of service. The exercise price of such options shall be at the fair market value of the Company's Common Stock on the date of grant. Stock options granted under the Director Option Plan may not be transferred other than by will or by the laws of descent and distribution. The Company has reserved 60,000 shares of Common Stock for issuance under the Director Option Plan. The Director Option Plan may be terminated by the Board of Directors at any time.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Warner Books Inc., a subsidiary of Time Warner, pursuant to which the Company has received $117,722 in funding for the development of an interactive multimedia CD-ROM, which Warner Books Inc. will market and distribute. The Company will receive a royalty from Warner Books Inc. on sales of the CD-ROM. Laurence J. Kirshbaum, a member of the Company's Board of Directors, is the Chairman of Time Warner Trade Publishing.

                       PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth ownership of the Company's Common Stock, immediately prior to and immediately following completion of the Offering, by
(i) each person who is known to the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each director, (iii) the Named Executive Officers and (iv) all officers and directors as a group.



                               ------------------------------------------------
                                    SHARES
                                 BENEFICIALLY                   SHARES TO BE
                                     OWNED                      BENEFICIALLY
                                 PRIOR TO THE                    OWNED AFTER
                                  OFFERING(1)                    OFFERING(1)
                               -----------------    NUMBER OF -----------------
                               NUMBER OF         SHARES BEING NUMBER OF
                                  SHARES PERCENT      OFFERED    SHARES PERCENT
NAME                           --------- ------- ------------ --------- -------
Matthew M. Rizai (2)             756,344   15.25      146,066   610,278   10.47
Martin J. Vanderploeg (3)        764,212   15.41      153,934   610,278   10.47
Jeff D. Trom (4)                 500,184   10.61       66,000   434,184    7.78
Jay E. Shannan (5)               216,816    4.60       24,000   192,816    3.45
Michael Crow (6)                  58,832    1.25       11,000    46,932       *
Jamie A. Wade (7)                104,129    2.21       80,000    24,129       *
Michael K. Jewell (8)             20,600       *            0    20,600       *
Michael J. Jablo (9)              17,000       *            0    17,000       *
Laurence J. Kirshbaum (10)         4,000       *            0     4,000       *
All directors and officers as
 a group (10 persons)          2,445,617   46.09      481,000 1,964,617   31.81
James Bernard (11)               154,434    3.28       78,000    76,434    1.37
A I M Management Group Inc.
 (12)                            436,900    9.29            0   436,900    7.84
RCM Capital Management,
 L.L.C. (13)                     339,000    7.21            0   339,000    6.08
Investment Advisors, Inc.
 (14)                            265,800    5.65            0   265,800    4.77

-------
*Less than one percent.

(1) Assumes 4,702,260 shares outstanding prior to the Offering and 5,572,260 shares outstanding after the Offering. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all shares beneficially owned by them. All information assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." The number of shares shown as owned by, and the voting power of, individual stockholders includes shares that are not currently outstanding but that such stockholders are entitled to acquire or will be entitled to acquire within 60 days. Such shares are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by the particular stockholder, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Consists of 500,000 shares held by the Matthew Rizai Family Limited Partnership and 256,344 shares issuable upon exercise of vested options and options that will vest within 60 days. Assuming the exercise of the Underwriters' over-allotment option, the aggregate number of shares offered by Dr. Rizai will be 188,241 and Dr. Rizai's beneficial ownership after the Offering will be 568,103 shares, or 9.53%. Dr. Rizai's address is c/o Engineering Animation, Inc., 2321 North Loop Drive, Ames, Iowa 50010.

(3) Includes 18,934 shares held by the Matthew and Tonja Rizai Charitable Remainder Trust of which Dr. Vanderploeg is Special Trustee, all of which shares are being offered hereby, and 256,344 shares issuable upon exercise of vested options and options that will vest within 60 days. Assuming the exercise of the Underwriters' over-allotment option, the aggregate number of shares offered by Dr. Vanderploeg will be 196,109 and Dr. Vanderploeg's beneficial ownership after the Offering will be 568,103 shares, or 9.53%. Dr. Vanderploeg's address is c/o Engineering Animation, Inc., 2321 North Loop Drive, Ames, Iowa 50010.

(4) Includes 11,250 shares issuable upon exercise of vested options and options that will vest within 60 days. Dr. Trom's address is c/o Engineering Animation, Inc., 2321 North Loop Drive, Ames, Iowa 50010.

(5) Includes 11,250 shares issuable upon exercise of vested options and options that will vest within 60 days. Dr. Shannan's address is c/o Engineering Animation, Inc., 2321 North Loop Drive, Ames, Iowa 50010.

(6) Includes 5,200 shares issuable upon exercise of vested options and options that will vest within 60 days. Dr. Crow's address is 34 Sunnyside Place, Irvington, New York 10533.

(7) Consists of (i) 30,000 shares held by the Martin Vanderploeg Charitable Remainder Trust of which Mr. Wade is Special Trustee, all of which shares are being offered hereby, (ii) 30,000 shares held by the Jeffrey D. Trom Charitable Remainder Trust of which Mr. Wade is Special Trustee, all of which shares are being offered hereby, (iii) 20,000 shares held by the Jay and Jill Shannan Charitable Remainder Trust of which Mr. Wade is Special Trustee, all of which shares are being offered hereby, (iv) 4,166 shares owned by Davis, Brown, Koehn 401(k) Plan f/b/o Jamie A. Wade and (v) 19,963 shares issuable upon exercise of vested options and options that will vest within 60 days. Mr. Wade's address is c/o Engineering Animation, Inc., 2321 North Loop Drive, Ames, Iowa 50010.
(8) Consists of shares issuable upon exercise of vested options and options that will vest within 60 days. Mr. Jewell's address is c/o Engineering Animation, Inc., 2321 North Loop Drive, Ames, Iowa 50010.
(9) Includes 15,000 shares issuable upon exercise of vested options and options that will vest within 60 days. Mr. Jablo's address is c/o Engineering Animation, Inc., 2321 North Loop Drive, Ames, Iowa 50010.
(10) Consists of shares issuable upon exercise of vested options and options that will vest within 60 days. Mr. Kirshbaum's address is c/o Time Warner Trade Publishing, Time and Life Building, 1271 Avenue of the Americas, New York, New York 10020.
(11) Includes 3,000 shares issuable upon exercise of vested options. Dr. Bernard's address is 2201 Timberland, Ames, Iowa 50014.
(12) Information provided in a Schedule 13G filed on February 12, 1997. The investor has shared voting and dispositive power with respect to 436,900 shares. The Schedule 13G indicates that the shares are held by A I M Advisors, Inc. and A I M Capital Management, Inc., subsidiaries of the investor. The investor's address is: A I M Management Group Inc., 11 Greenway Plaza, Suite 1919, Houston, Texas 77046.
(13) Information provided in a Schedule 13G filed on February 6, 1997 by RCM Capital Management, L.L.C. ("RCM Capital") and a Schedule 13G filed on February 13, 1997 by Dresdner Bank AG ("Dresdner"). RCM has sole voting power with respect to 339,000 shares and sole dispositive power with respect to 395,000 shares. RCM Limited L.P. ("RCM Limited") is the Managing Agent of RCM Capital. RCM General Corporation is the General Partner of RCM Limited. RCM Capital is a wholly-owned subsidiary of Dresdner. RCM Capital's address is 4 Embarcadero Center, Suite 3000, San Francisco, California 94111.
(14) Information provided in a Schedule 13G filed on February 7, 1997. The investor has sole voting and dispositive power with respect to 200,200 shares and shared voting and dispositive power with respect to 65,600 shares. The investor's address is 3700 First Bank Place, P.O. Box 357, Minneapolis, Minnesota 55440.
None of the outstanding shares of Common Stock are currently subject to registration rights, however, the severance agreements of Dr. Rizai and Dr. Vanderploeg give each of them the right to require the Company to register all shares held by him in the event of his termination "without cause" or "for good reason," as defined in such agreements. See "Management--Employment and Severance Agreements."

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.01 par value (the "Common Stock"), and 20,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"). As of the date of this Prospectus, there were 4,702,260 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. As of the date of this Prospectus, there were 135 holders of record of Common Stock. All shares of Common Stock are, and the Common Stock offered hereby will be, when issued, fully paid and non-assessable.

COMMON STOCK

The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not use cumulative voting for the election of directors. Thus, the owners of a majority of the Common Stock outstanding are able to elect all of the directors. Each outstanding share of Common Stock is entitled to participate equally in any distribution of net assets made to the stockholders in liquidation, dissolution or winding up of the Company and is entitled to participate equally in dividends and other distributions, if, as and when declared by the Board of Directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the Common Stock. All shares of Common Stock have equal rights and preferences.

PREFERRED STOCK

Pursuant to the Certificate of Incorporation, the Company is authorized to issue up to 20,000,000 shares of Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the number of shares constituting any series, dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. The issuance of the Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of the Common Stock and, under certain circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company, or otherwise adversely affect the market price of the Common Stock. The Company is not aware of any plans by a third party to seek control of the Company. The Company has no current plans to issue any Preferred Stock.

RIGHTS

The Company has adopted a Stockholders Rights Plan. Under the Stockholders Rights Plan, each share of Common Stock has associated with it one preferred share purchase right (a "Right"). The terms of the Rights are set forth in a Rights Agreement. Under certain circumstances described below, each Right would entitle the holders thereof to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for a price of $50.00 per one one-hundredth of a share. The Rights are not currently exercisable when issued and are transferable only with the related shares of Common Stock.

The Rights would become exercisable at the specified exercise price upon the earlier to occur of (i) 10 business days after the first public announcement that any person or group (other than an Exempt Person) has acquired (an "Acquiring Person") beneficial ownership of 15% or more of the outstanding shares of Common Stock and (ii) 10 business days (unless delayed by the Board of Directors) after any person or group (other than an Exempt Person) has commenced, or announced the intention to commence, a tender or exchange offer that would, upon its consummation, result in such person or group being the beneficial owner of 15% or more of the outstanding shares of Common Stock (each a "Triggering Event"). Rights will not be exercisable following the occurrence of an event described below under the caption "Flip-in" prior to the expiration of the Company's right to redeem the Rights. Rights certificates will be distributed when the Rights become exercisable. An "Exempt Person" will include the Company and certain related entities.

Flip-in After the Rights become exercisable (unless the Triggering Event is the commencement or the announcement of a tender or exchange offer as described in (ii) in the immediately preceding paragraph), the holders of the Rights (other than an Acquiring Person and certain transferees thereof) would be entitled to exercise the Rights to purchase that number of shares of Common Stock which at the time of such acquisition would have a market value of two times the exercise price of the Rights. After the occurrence of a Flip-in event, the Rights of an Acquiring Person and such transferees will become void.

Flip-over In the event that, on or after the date on which an Acquiring Person has become such: (i) the Company merges into or consolidates with an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock are treated the same, any other person (with limited designated exceptions),
(ii) an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock are treated the same, any other person (with limited designated exceptions) merges into the Company or (iii) the Company sells or transfers 50% or more of its consolidated assets or earning power to an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock are treated the same, any other person (with limited designated exceptions), the holders of the Rights (other than Rights which have become void) would be entitled to purchase common shares of the acquirer (or a person affiliated therewith) at a 50% discount. In general, an "Interested Stockholder" will be an Acquiring Person and certain persons affiliated, associated or acting on behalf of or in concert therewith.

Redemption of Rights The Rights are redeemable, as a whole, at a redemption price of $.01 per Right, subject to adjustment, at the direction of the Board of Directors, at any time prior to the acquisition by a person or group of beneficial ownership of 15% or more of the outstanding shares of Common Stock.

Exchange of shares for Rights At any time after any person or group shall have become an Acquiring Person and before any person (other than an Exempt Person), together with its affiliates and associates, shall have become the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board of Directors has the right to direct the exchange of shares of Common Stock (or Preferred Shares) for all or any part of the Rights (other than Rights that have become void) at the exchange rate of one share of Common Stock (or one one-hundredth of a share of Preferred Stock) per Right, subject to adjustment.

CERTAIN LIMITED LIABILITY, INDEMNIFICATION AND ANTI-TAKEOVER PROVISIONS

Indemnification and Limitation of Liability

The Company's Certificate of Incorporation and By-laws provide that the Company shall, subject to certain limitations, indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful.

Section 102 of the Delaware General Corporation Law ("DGCL") permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. DGCL Section 102 provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Company's Certificate of Incorporation includes a provision that eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

Section 203 of Delaware General Corporation Law

Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of such assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Special Meetings of Stockholders; No Stockholder Action By Written Consent

The Certificate of Incorporation provides that special meetings of stockholders of the Company may be called only by a majority of the Board of Directors, the Chairman or the President. In addition, the Certificate of Incorporation provides that the stockholders of the Company may only take actions at a duly called annual or special meeting of stockholders and may not take action by written consent.

Advance Notice Requirements for Stockholder Proposals and Nomination of
Directors

The By-laws provide that stockholders seeking to bring business before or nominate directors at any annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be given in writing to the Secretary of the Company not less than 120 days or more than 150 days prior to the meeting. The By-laws also specify certain requirements for a stockholder's notice to be in proper written form.

Classified Board of Directors

The Certificate of Incorporation and By-laws of the Company provide that the Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors is elected each year. See "Management--Directors and Executive Officers of the Company."

Number of Directors; Removal; Vacancies

The By-laws provide that there shall be at least three directors, with the exact number fixed by the Board of Directors. Vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining Directors then in office. The Certificate of Incorporation provides that directors may be removed only for cause and only by the holders of at least 80% of the outstanding shares of stock entitled to vote generally in the election of Directors, voting together as a single class.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is First Chicago Trust Co. of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of the Offering, the Company will have outstanding 5,572,260 shares of Common Stock. All of these shares will be freely tradeable without restriction under the Securities Act by persons other than "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

Certain executive officers of the Company have agreed with the Company at the request of the Underwriters not to sell or otherwise dispose of an aggregate of 1,312,368 shares of Common Stock in the public market for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters (as defined below). Upon expiration of the 180-day lock-up period, these shares will be eligible for sale subject to compliance with the volume and other limitations of Rule 144 described below.

In general, under Rule 144 as currently in effect, any person who may be deemed an "affiliate" of the Company and who owns Common Stock, is entitled, subject to certain conditions, to sell within any three-month period a number of those shares that does not exceed the greater of (i) 1% of the Company's then outstanding Common Stock (55,722 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale and notice requirements and requirements concerning the availability of public information about the Company. If such person is deemed not to have been an "affiliate" of the Company for at least three months preceding a sale, such person would be entitled to sell shares in the public market under Rule 144(k) without regard to the requirements mentioned above.

Shares issued or issuable upon exercise of options granted by the Company prior to the date of this Prospectus also may be eligible for sale in the public market pursuant to a Registration Statement on Form S-8 filed by the Company under the Securities Act. Options to purchase 1,409,096 shares of Common Stock are currently outstanding, including options to purchase 673,821 shares that are currently exercisable.

                                  UNDERWRITING

The Underwriters named below (the "Underwriters"), for whom J.P. Morgan Securities Inc. and Cowen & Company are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among the Company, the Selling Stockholders and the Representatives (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite their names below:

                                                                NUMBER OF SHARES
UNDERWRITERS                                                    ----------------
J.P. Morgan Securities Inc.....................................
Cowen & Company................................................
                                                                       ---------
    Total......................................................        1,429,000
                                                                       =========

The nature of the Underwriters' obligations under the Underwriting Agreement is such that all of the Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased.

The Representatives have advised the Company and the Selling Stockholders that the several Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and may offer the Common Stock to selected dealers at such price
less a concession not to exceed $      per share. The Underwriters may allow,
and such dealers may reallow, a concession to other dealers not in excess of
$      per share. After the public offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives.

The Company and certain Selling Stockholders have granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 214,350 additional shares of Common Stock, consisting of 130,000 shares from the Company and 42,175 shares from each of Dr. Rizai and Dr. Vanderploeg, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to the option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may exercise the option only to cover over-allotments, if any, made in connection with the distribution of Common Stock offered hereby.

In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq National Market electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

The Company and certain executive officers have agreed not to offer, sell or otherwise dispose of, any Common Stock or any securities convertible into Common Stock or register for sale under the Securities Act any Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives. See "Shares Eligible for Future Sale."

The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

J.P. Morgan Securities Inc. has provided financial advisory services to the Company in the past, for which it has received customary fees.

                                 LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Gardner, Carton & Douglas, Chicago, Illinois. Mayer, Brown & Platt, Chicago, Illinois, has acted as counsel to the Underwriters in connection with certain legal matters relating to the Common Stock offered hereby.

                                    EXPERTS

The consolidated financial statements of the Company at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere in this Prospectus and in the Registration Statement, and such consolidated financial statements are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          ENGINEERING ANIMATION, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors............................................. F-2

Consolidated Balance Sheets at December 31, 1995 and 1996 and at March 31,
 1997 (unaudited).......................................................... F-3

Consolidated Statements of Income--Years ended December 31, 1994, 1995 and
 1996 and Three Months ended March 31, 1996 and 1997 (unaudited)........... F-4

Consolidated Statement of Stockholders' Equity--Years ended December 31,
 1994, 1995 and 1996 and Three Months ended March 31, 1997 (unaudited)..... F-5

Consolidated Statements of Cash Flows--Years ended December 31, 1994, 1995 and 1996 and Three Months ended March 31, 1996 and 1997 (unaudited)....... F-6

Notes to Consolidated Financial Statements................................. F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Engineering Animation, Inc.

We have audited the accompanying consolidated balance sheets of Engineering Animation, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Engineering Animation, Inc. at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                       Ernst & Young LLP

Des Moines, Iowa
January 17, 1997

                          ENGINEERING ANIMATION, INC.

                          CONSOLIDATED BALANCE SHEETS


                                            ----------------------------------
                                                AT DECEMBER 31,   AT MARCH 31,
                                                  1995        1996        1997
                                            ---------- ----------- -----------
                                                                   (UNAUDITED)
ASSETS (note 3)
Current assets:
  Cash and cash equivalents                 $  490,524 $ 9,349,660 $10,203,195
  Short-term investments                            --   9,884,250   7,466,657
  Accounts receivable:
    Billed, less allowance of $12,157,
     $121,000 and $135,263 at December 31,
     1995 and 1996 and March 31, 1997,
     respectively                            1,057,143   6,666,006   7,476,526
    Unbilled                                 1,288,930   3,333,595   3,684,197
  Deferred income taxes                             --      48,000      54,000
  Prepaid expense and other assets             180,284     390,193     687,766
                                            ---------- ----------- -----------
Total current assets                         3,016,881  29,671,704  29,572,341
Property and equipment:
  Computer equipment and software            1,899,150   4,544,996   5,441,984
  Office equipment and furniture               236,177   1,708,752   1,794,009
  Leasehold improvements                        39,465     229,965     274,176
                                            ---------- ----------- -----------
                                             2,174,792   6,483,713   7,510,169
Less accumulated depreciation and
 amortization                                  641,594   1,291,195   1,606,664
                                            ---------- ----------- -----------
      Total property and equipment           1,533,198   5,192,518   5,903,505
Other assets:
  Restricted cash                                   --     495,000     424,126
  Note receivable (note 2)                     750,286   1,408,286   1,408,286
  Software development costs--net of
   accumulated amortization of $181,687,
   $375,779 and $424,259 at December 31,
   1995 and 1996 and March 31, 1997,
   respectively                                453,019     602,076     856,081
  Other                                        445,887     586,656     490,148
                                            ---------- ----------- -----------
      Total assets                          $6,199,271 $37,956,240 $38,654,487
                                            ========== =========== ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                          $  631,335 $ 1,057,600 $   809,237
  Accrued compensation and other               420,056   1,413,285   1,208,906
  Deferred revenue                             286,102     400,050     318,226
  Deferred income taxes                             --     119,000     119,000
  Long-term debt and lease obligations due
   within one year (notes 3 and 4)             344,795      62,128      63,808
  Income taxes payable                              --     131,882     537,496
                                            ---------- ----------- -----------
      Total current liabilities              1,682,288   3,183,945   3,056,673
Long-term debt due after one year (note 3)   1,806,900     831,766     756,548
Obligations under capital leases due after
 one year (note 4)                              72,934      40,806      31,697
Deferred income taxes (note 6)                 492,800     826,000     919,000
Commitments (notes 4 and 5)
Stockholders' equity (note 7)
  Preferred stock, $.01 par value,
   20,000,000 shares authorized; no shares
   issued or outstanding                            --          --          --
  Common stock, $.01 par value, 20,000,000
   shares authorized; issued and
   outstanding shares 2,869,760 at
   December 31, 1995, 4,697,320 at
   December 31, 1996 and 4,701,205 at
   March 31, 1997                               28,697      46,973      47,012
  Additional paid-in capital                 1,401,957  30,462,053  30,480,231
  Retained earnings                            713,695   2,564,697   3,363,326
                                            ---------- ----------- -----------
      Total stockholders' equity             2,144,349  33,073,723  33,890,569
                                            ---------- ----------- -----------
      Total liabilities and stockholders'
       equity                               $6,199,271 $37,956,240 $38,654,487
                                            ========== =========== ===========

See accompanying notes.

                          ENGINEERING ANIMATION, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                       ------------------------------------------------------------
                                                              THREE MONTHS ENDED
                            YEARS ENDED DECEMBER 31,               MARCH 31,
                             1994         1995         1996        1996        1997
                       ----------  -----------  -----------  ----------  ----------
                                                                  (UNAUDITED)
Net revenues (note 8)  $5,456,343  $10,414,637  $20,412,757  $3,101,059  $7,675,826
Cost of revenues        1,557,470    2,758,591    6,443,329   1,090,218   2,424,474
                       ----------  -----------  -----------  ----------  ----------
Gross profit            3,898,873    7,656,046   13,969,428   2,010,841   5,251,352
Operating expenses:
  Sales and marketing   1,801,634    3,092,623    7,428,063   1,088,774   2,369,032
  General and
   administrative
   (note 9)               954,980    1,986,228    2,360,026     439,446     925,270
  Research and
   development            868,645    1,712,568    2,122,435     253,787     917,064
                       ----------  -----------  -----------  ----------  ----------
    Total operating
     expenses           3,625,259    6,791,419   11,910,524   1,782,007   4,211,366
                       ----------  -----------  -----------  ----------  ----------
Income from
 operations               273,614      864,627    2,058,904     228,834   1,039,986
Other income
 (expense):
  Interest income           6,580       24,888    1,134,488     115,726     280,407
  Interest expense        (74,661)    (161,850)    (106,390)    (48,889)    (15,501)
                       ----------  -----------  -----------  ----------  ----------
                          (68,081)    (136,962)   1,028,098      66,837     264,906
                       ----------  -----------  -----------  ----------  ----------
Income before income
 taxes                    205,533      727,665    3,087,002     295,671   1,304,892
Income taxes (note 6)      91,600      297,000    1,236,000     120,000     520,000
                       ----------  -----------  -----------  ----------  ----------
Net income             $  113,933  $   430,665  $ 1,851,002  $  175,671  $  784,892
                       ==========  ===========  ===========  ==========  ==========
Earnings per share of
 common stock          $      .03  $       .12  $       .36  $      .04  $      .14
                       ==========  ===========  ===========  ==========  ==========
Weighted average
 number of common and
 equivalent shares
 outstanding
 (in thousands) (note
 1)                         3,695        3,702        5,157       4,312       5,498
                       ==========  ===========  ===========  ==========  ==========

See accompanying notes.

                          ENGINEERING ANIMATION, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                          -----------------------------------------------------

                                                              UNREALIZED
                           COMMON STOCK       ADDITIONAL  GAIN (LOSS) ON                     TOTAL
                         ------------------      PAID-IN      MARKETABLE    RETAINED STOCKHOLDERS'
                            SHARES   AMOUNT      CAPITAL      SECURITIES    EARNINGS        EQUITY
                         ---------  -------  -----------  --------------  ---------- -------------
Balance at January 1,
 1994                    3,224,448  $32,244  $ 1,453,410        $(10,132) $  169,097  $ 1,644,619
  Repurchase of common
   stock                  (354,688)  (3,547)     (51,453)             --          --      (55,000)
  Unrealized gain on
   marketable securities        --       --           --          10,132          --       10,132
  Net income                    --       --           --              --     113,933      113,933
                         ---------  -------  -----------     -----------  ----------  -----------
Balance at December 31,
 1994                    2,869,760   28,697    1,401,957              --     283,030    1,713,684
  Net income                    --       --           --              --     430,665      430,665
                         ---------  -------  -----------     -----------  ----------  -----------
Balance at December 31,
 1995                    2,869,760   28,697    1,401,957              --     713,695    2,144,349
  Issuance of common
   stock in connection
   with the Company's
   initial public
   offering, net of
   offering expenses
   (note 7)              1,825,000   18,250   29,048,250              --          --   29,066,500
  Common stock issued
   for options exercised     2,560       26       11,846              --          --       11,872
  Net income                    --       --           --              --   1,851,002    1,851,002
                         ---------  -------  -----------     -----------  ----------  -----------
Balance at December 31,
 1996                    4,697,320   46,973   30,462,053              --   2,564,697   33,073,723
  Common stock issued
   for options exercised     3,885       39       18,178              --          --       18,217
  Foreign currency
   translation
   adjustment                   --       --           --              --      13,737       13,737
  Net income                    --       --           --              --     784,892      784,892
                         ---------  -------  -----------     -----------  ----------  -----------
Balance at March 31,
 1997 (unaudited)        4,701,205  $47,012  $30,480,231              --  $3,363,326  $33,890,569
                         =========  =======  ===========     ===========  ==========  ===========

See accompanying notes.

                          ENGINEERING ANIMATION, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                          -------------------------------------------------------------
                                                                 THREE MONTHS ENDED
                              YEARS ENDED DECEMBER 31,                MARCH 31,
                                1994        1995         1996         1996         1997
                          ----------  ----------  -----------  -----------  -----------
OPERATING ACTIVITIES                                                 (UNAUDITED)
Net income                $  113,933  $  430,665  $ 1,851,002  $   175,671  $   784,892
Adjustments to reconcile
 net income to net cash
 provided (used) by
 operating activities:
  Depreciation and
   amortization              220,106     471,707      976,696      148,751      408,106
  Deferred income taxes       90,800     295,000      404,200      112,352       87,000
  Loss on disposal of
   equipment                   1,305          --       16,200        8,172           --
  (Increase) decrease in
   billed accounts
   receivable             (1,126,248)    266,840   (5,608,863)  (1,072,266)    (810,520)
  (Increase) decrease in
   unbilled accounts
   receivable                 12,050  (1,004,965)  (2,044,665)    (125,949)    (350,602)
  Increase in prepaid
   expenses                  (49,902)    (10,211)    (247,613)     351,240     (297,573)
  (Decrease) increase in
   accounts payable           49,809     486,567      426,265      510,589     (248,363)
  Increase (decrease) in
   accrued expenses           65,844     292,180    1,125,111      (47,651)     201,235
  (Decrease) increase in
   deferred revenue           82,913     203,189      113,948      124,399      (81,824)
                          ----------  ----------  -----------  -----------  -----------
    Net cash (used)
     provided by
     operating
     activities             (539,390)  1,430,972   (2,987,719)     185,308     (307,649)
INVESTING ACTIVITIES
Increase in note
 receivable                       --    (750,286)    (658,000)          --           --
Purchases of property
 and equipment              (503,643)   (976,506)  (4,435,347)    (341,367)  (1,026,456)
Sales of property and
 equipment                        --          --       30,000           --           --
Sales (purchases) of
 other assets                 25,633    (441,057)    (193,546)          --       52,351
Development of software     (259,313)   (263,149)    (343,149)     (79,299)    (302,485)
(Purchases) maturities
 of marketable
 securities                1,121,943          --   (9,846,546)          --    2,417,593
                          ----------  ----------  -----------  -----------  -----------
    Net cash (used)
     provided by
     investing
     activities              384,620  (2,430,998) (15,446,588)    (420,666)   1,141,003
FINANCING ACTIVITIES
Decrease (increase) in
 restricted cash                  --          --     (495,000)          --       70,874
Proceeds from short-term
 borrowing                   200,000     600,000           --      600,000           --
Payments on short-term
 borrowing                        --    (800,000)          --     (600,000)          --
Proceeds from long-term
 debt                        306,000   1,713,140           --           --           --
Payments of long-term
 debt                       (122,795)   (263,343)  (1,263,723)  (1,158,722)     (75,218)
Principal payments under
 capital lease
 obligations                  (5,991)    (17,150)     (26,206)      (6,060)      (7,429)
Net proceeds from
 issuance of common
 stock and from exercise
 of stock options                 --          --   29,078,372   29,123,501       18,217
Repurchase of common
 stock                       (55,000)         --           --           --           --
                          ----------  ----------  -----------  -----------  -----------
    Net cash provided by
     financing
     activities              322,214   1,232,647   27,293,443   27,958,719        6,444
                          ----------  ----------  -----------  -----------  -----------
    Effect of exchange
     rate changes on
     cash                         --          --           --           --       13,737
                          ----------  ----------  -----------  -----------  -----------
    Net increase in cash
     and cash
     equivalents             167,444     232,621    8,859,136   27,723,361      853,535
Cash and cash
 equivalents at
 beginning of period          90,459     257,903      490,524      490,524    9,349,660
                          ----------  ----------  -----------  -----------  -----------
Cash and cash
 equivalents at end of
 period                   $  257,903  $  490,524  $ 9,349,660  $28,213,885  $10,203,195
                          ==========  ==========  ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURES
Interest paid             $   59,222  $  146,735  $    46,805  $    31,802  $     4,068
Income taxes paid                800       2,000      699,918        7,648       27,386
Noncash investing and
 financing activity--
 property and equipment
 purchased through
 capital lease
 obligations and notes
 payable                          --     116,290           --           --           --
Noncash investing
 activity--property and
 equipment gifted to the
 Company                          --          --      420,590      116,002           --

See accompanying notes.

                          ENGINEERING ANIMATION, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (UNAUDITED WITH RESPECT TO MARCH 31, 1997 AND THE
               THREE-MONTH PERIODS ENDED MARCH 31, 1996 AND 1997)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

Engineering Animation, Inc. (the "Company") develops, produces and sells 3D products that address visualization, animation and graphics needs of its customers in domestic and international commercial markets.

Basis of Consolidation

The consolidated financial statements include the accounts of Engineering Animation Europe B.V., the Company's wholly-owned subsidiary established in June 1996. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market.

Restricted Cash

Restricted cash consists of cash committed as collateral for the notes payable to the State of Iowa. As requirements of the notes are met, the cash will be released in increments of $75,000 on a quarterly basis.

Short-Term Investments

Short-term investments consist of debt securities of U.S. Government or governmental agencies and high-grade commercial paper. Short-term investments are stated at cost plus accrued interest, which approximates market. The Company classifies its short-term investments as "available-for-sale."

Revenue Recognition

Revenue is recognized based upon labor and other costs incurred and progress to completion on contracts. Unbilled accounts receivable represent revenue earned but not yet billable based on terms of the contract. The Company generally requires a deposit on each contract and billings are made based on milestones or as otherwise provided for in the contracts.

Revenue from sales of 3D visualization software products is recognized upon delivery of the 3D software product to the customer and satisfaction of significant related obligations, if any. Revenue from customer support is deferred and recognized ratably over the period the customer support services are provided.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. This risk is limited due to the large number and diversity of entities comprising the Company's customer base and the Company's practice of obtaining deposits on contracts.

Property and Equipment

Property and equipment is carried at cost. Depreciation and amortization of property and equipment is provided over the estimated useful lives of the assets, which range from five to seven years, on the straight-line method.

Software Development Costs

The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The

                          ENGINEERING ANIMATION, INC.

               (UNAUDITED WITH RESPECT TO MARCH 31, 1997 AND THE
               THREE-MONTH PERIODS ENDED MARCH 31, 1996 AND 1997) capitalization of these costs begins when a product's technological feasibility has been established and ends when the product is available for general release to customers. The Company amortizes these costs over an estimated economic useful life of three years or on the ratio of current revenue to total projected product revenues, whichever is greater. Amortization expense was $60,000, $121,000 and $194,000 for the years ended December 31, 1994, 1995 and
1996, respectively.

Income Taxes

The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

Earnings Per Share

Per share earnings are based on the weighted average number of shares of common stock and common stock equivalents outstanding. The dilutive effect of outstanding stock options was determined based upon the treasury stock method.

Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83 ("SAB No. 83"), common stock equivalents granted at exercise prices less than the initial public offering price during the 12 months immediately preceding the initial public offering, have been included in the determination of shares used in the calculation of net income per share as if they were outstanding for all periods.

The Company used a portion of the proceeds of its initial public offering in February 1996 to repay $1,712,000 of outstanding bank indebtedness. Earnings per share for the year ended December 31, 1996 would not have changed if the repayment had taken place at January 1, 1996.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary earnings per share for the first quarter ended March 31, 1997 and March 31, 1996 of $0.02 and $0.01 per share, respectively. The impact of Statement 128 on the calculation of fully diluted earnings per share for these quarters is not expected to be material.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Interim Financial Information

The accompanying consolidated financial statements as of March 31, 1997 and for the three-month periods ended March 31, 1996 and 1997 are unaudited. In the opinion of the management of the Company, these consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the consolidated financial statements. The results of operations for the three-month period ended March 31, 1997 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1997.

(2) NOTE RECEIVABLE

During 1995, the Company entered into a loan agreement whereby the Company agreed to loan $750,286 to the developer of the building the Company leases. During 1996, the Company loaned an additional $658,000 to the developer. The Company began leasing the building July 1, 1996. Interest at a rate of 2.25% above the U. S. Treasury three-year constant rate began accruing and is payable monthly upon commencement of the lease. The principal is due

                          ENGINEERING ANIMATION, INC.

               (UNAUDITED WITH RESPECT TO MARCH 31, 1997 AND THE
               THREE-MONTH PERIODS ENDED MARCH 31, 1996 AND 1997)
June 2016, unless the developer sells the building to an unaffiliated third party, at which time the principal and interest accrued to date become immediately due. The note receivable is collateralized by a second mortgage on the building.

(3) DEBT

The Company had a $1,000,000 line of credit agreement with a commercial bank, which expired May 1, 1997. No amounts were borrowed on the line as of December 31, 1995 or 1996 and March 31, 1997. The Company did not renew this credit agreement upon its expiration.

Long-term debt at December 31, 1995 and 1996 consists of the following:


                                                            -------------------
                                                                  1995     1996
                                                            ---------- --------
Note payable to bank, repaid with proceeds from the
 Company's initial public offering                          $  203,847       --
Note payable to bank, repaid with proceeds from the
 Company's initial public offering                             187,666       --
Note payable to bank, repaid with proceeds from the
 Company's initial public offering                             146,692       --
Note payable to the City of Ames, requiring 36 monthly
 interest-only payments of $243, and subsequently due in
 24 monthly principal installments of $2,782, plus
 interest at 4.375%, through September 2000. This note is
 personally guaranteed by the President of the Company.         66,871 $ 66,766
Note payable to bank, repaid with proceeds from the
 Company's initial public offering                             620,412       --
Note payable to the Ames Economic Development Commission,
 due in monthly installments of $2,381, commencing July
 1998 through June 2005, collateralized by all equipment
 of the Company. This note is non-interest bearing unless
 certain job attainment goals are not met by January 1998,
 at which time 9% interest will be payable on the
 outstanding balance. The Company is also subject to a
 penalty if it fails to maintain its principal place of
 business in Ames, Iowa.                                       200,000  200,000
Note payable to the Ames Seed Capital Fund, $44,000
 principal payment and interest accrued at 4.5% due June
 2000. Thereafter, equal monthly installments including
 interest at the New York prime rate are due through June
 2005. A 9% interest rate will be effected if certain job
 attainment goals are not met by January 1998. The Company
 is also subject to a penalty if it fails to maintain its
 principal place of business in Ames, Iowa.                    100,000  100,000
Note payable to the State of Iowa, due in annual
 installments of $30,000 through June 2000, collateralized
 by restricted cash. This note is non-interest bearing
 unless certain job attainment goals are not met by
 January 1998, at which time 6% interest will be payable
 on all or a portion of the outstanding balance from the
 inception of the note.                                        150,000  120,000
Note payable to the State of Iowa collateralized by
 restricted cash. This note is being forgiven at the rate
 of $75,000 each calendar quarter as long as certain job
 attainment goals are met. If these goals are not met, the
 note is payable over three including 6% interest.             450,000  375,000
                                                            ---------- --------
                                                             2,125,488  861,766
Less amounts due within one year                               318,588   30,000
                                                            ---------- --------
Long-term debt due after one year                           $1,806,900 $831,766
                                                            ========== ========

Future maturities of long-term debt are as follows:

                       --------
           1998        $427,632
           1999          91,955
           2000         129,764
           2001          34,933
           Thereafter   147,482
                       --------
                       $831,766
                       ========

                          ENGINEERING ANIMATION, INC.

               (UNAUDITED WITH RESPECT TO MARCH 31, 1997 AND THE
               THREE-MONTH PERIODS ENDED MARCH 31, 1996 AND 1997)

(4) LEASES

During 1995, the Company began leasing certain office equipment and furniture under capital leases expiring in 1998 and 1999. The cost of the assets at December 31, 1995 and 1996 was $116,290. The accumulated depreciation of the assets at December 31, 1995 and 1996 was $9,691 and $32,949, respectively.

The following is a schedule of future minimum lease payments under capital leases, together with the present value of those payments as of December 31, 1996:

                                                           -----

           1997                                             $43,945
           1998                                              35,233
           1999                                              11,051
                                                            -------
           Total minimum lease payments                      90,229
           Less amount representing interest                 17,295
                                                            -------
           Present value of net minimum lease payments       72,934
           Amounts due within one year                       32,128
                                                            -------
           Obligations under capital leases due after one
            year                                            $40,806
                                                            =======

In June 1996, the Company entered into a new operating lease for office facilities upon completion of construction of the underlying building. The rent is $410,820 annually for 10 years. The Company also has operating leases for additional office space and equipment with various lease terms expiring through 2006. Rent expense for the years ended December 31, 1994, 1995 and 1996 was $158,000, $300,000, and $564,000, respectively. The future minimum lease payments at December 31, 1996 are as follows:

                                                         -------

           1997        $  871,623
           1998           879,647
           1999           868,583
           2000           850,274
           2001           764,611
           Thereafter   1,874,295
                       ----------
                       $6,109,033
                       ==========

(5) ROYALTY AGREEMENTS

In July 1990, the Company entered into a 15 year license agreement with Iowa State University Research Foundation ("ISURF"). Under the terms of the agreement, the Company was granted an exclusive license to make and reproduce certain software products and to furnish certain related services in consideration for payment of an initial $2,000 license fee, a 2% royalty on certain software product revenue and a 2% royalty on two-thirds of all consulting revenue for the next five years. Effective November 1993, the royalty agreement was amended to require the Company to pay a 3% royalty on certain software products and services through July 2005. In addition, the amended royalty agreement requires a .3% royalty on sales of VisLab(R) core computer software. This amended agreement does not include any additional software modules or other software products of VisLab(R). The agreement, among other things, requires minimum royalty payments over the term of the license ($20,000 in total during the first three years and $10,000 annually thereafter). In addition to the royalties described above, the Company, upon sublicensing the software products to third parties, is required to pay to ISURF 50% of the gross income received from sublicensing. Such revenue is in addition to the minimum royalty payments required under the license between ISURF and the Company. ISURF royalty expense was approximately $45,000, $78,000 and $79,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

In March 1994, the Company entered into a royalty agreement with Pixar, a California corporation, to obtain the rights to use and distribute Pixar software products in conjunction with the Company's software products. Pixar royalty

                          ENGINEERING ANIMATION, INC.

               (UNAUDITED WITH RESPECT TO MARCH 31, 1997 AND THE
               THREE-MONTH PERIODS ENDED MARCH 31, 1996 AND 1997)

expense was approximately $8,000, $20,000 and $18,000 during the years ended December 31, 1994, 1995 and 1996, respectively.

In May, 1995, the Company entered into a royalty agreement with Visual Kinematics, Inc. ("VKI"), a California corporation, to obtain the rights to use the licensed software in conjunction with the Company's software products to develop a derived software. The Company pays a royalty to VKI for each copy of the derived software distributed to end users and distributors. VKI royalty expense was approximately $50,000 for the year ended December 31, 1996.

(6) INCOME TAXES

Income tax expense is comprised of the following components:

                            ---------------------------
                             YEARS ENDED DECEMBER 31,
                               1994     1995       1996
                            ------- -------- ----------
Current tax expense:
  Federal                        --       -- $  758,000
  State                          --       --     73,800
                            ------- -------- ----------
                                 --       --    831,800
Deferred tax expense        $91,600 $297,000    404,200
                            ------- -------- ----------
Total income tax provision  $91,600 $297,000 $1,236,000
                            ======= ======== ==========

Significant components of the Company's deferred tax liabilities and assets at December 31, 1995 and 1996 are as follows:

                                 --------------------------------------------
                                         1995                   1996
                                   CURRENT  NONCURRENT    CURRENT  NONCURRENT
                                 ---------  ----------  ---------  ----------
Deferred tax liabilities:
  Depreciation                          --  $(100,000)         --  $(326,000)
  Software development costs            --   (154,800)         --   (262,000)
  Cash basis accounting for tax
   purposes                      $(126,000)  (377,000)  $(119,000)  (238,000)
                                 ---------  ---------   ---------  ---------
Total deferred tax liabilities    (126,000)  (631,800)   (119,000)  (826,000)
Deferred tax asset:
 NOL carryforwards expiring
  through 2009                     126,000    139,000          --         --
Accounts receivable principally
 due to allowance for doubtful
 accounts                               --         --      48,000         --
                                 ---------  ---------   ---------  ---------
Total deferred tax assets          126,000    139,000      48,000         --
                                 ---------  ---------   ---------  ---------
Net deferred tax liabilities            --  $(492,800)  $ (71,000) $(826,000)
                                 =========  =========   =========  =========

Total reported tax expense applicable to the Company's operations varies from the tax that would have resulted by applying the statutory U.S. federal income tax rates to income before income taxes for the following reasons:

                                                           ------------------
                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                            1994   1995   1996
                                                           ----   ----   ----
Income taxes at the statutory rates                        34.0%  34.0%  34.0%
State and local income taxes, net of federal tax benefits   6.0    6.0    6.0
Other                                                       4.6     .8     --
                                                           ----   ----   ----
Effective income tax rate                                  44.6%  40.8%  40.0%
                                                           ====   ====   ====

                          ENGINEERING ANIMATION, INC.

               (UNAUDITED WITH RESPECT TO MARCH 31, 1997 AND THE
               THREE-MONTH PERIODS ENDED MARCH 31, 1996 AND 1997)
In 1996, the Company began filing its income taxes on the accrual basis rather than on the cash basis used in prior years. The Company in 1996 used the net operating loss carryforward of $779,000, which was a result of using accelerated depreciation, expensing software development costs for tax purposes and filing the Company's income tax return on a cash basis.

(7) CAPITAL STOCK AND STOCK OPTIONS

Capital Stock

The Board of Directors is authorized to issue up to an aggregate 20,000,000 shares of preferred stock, $.01 par value per share, in one or more series.

The Company adopted a stockholders rights plan effective at the time of the initial public offering. Under the plan, each share of common stock has associated with it one preferred share purchase right ("Right"). The terms of the Rights are set forth in a Rights agreement.

Stock Options

The Company has stock option arrangements with various officers, directors, other members of management and employees. The options are generally granted at fair market value. The options generally vest over periods of five years and must be exercised no later than 10 years from the date of grant.

On June 9, 1994, the Company issued non-qualified options to purchase 354,688 shares of common stock for $2.00 per share to two officer/stockholders. These options, which are not part of the 1994 Stock Option Plan described below, are fully vested and remain exercisable through June 9, 2009.

During 1994, the Company adopted the Engineering Animation, Inc. 1994 Stock Option Plan providing for issuance of incentive or non-qualified options to employees based upon management's discretion. The Company has reserved 1,000,000 shares of common stock for issuance under this plan. Non-qualified options to purchase 15,250 and 26,300 shares were exercisable at December 31, 1995 and 1996, respectively. Statutory options to purchase 33,808 and 92,025 shares were exercisable at December 31, 1995 and 1996, respectively.

On February 11, 1995, the Company issued non-plan/non-qualified options to purchase 147,500 shares of common stock at prices ranging from $4.00 to $12.00 per share to five executives. The options are fully vested and remain exercisable through February 2005.

In January 1996, the Company adopted a Non-Employee Directors Option Plan. The Company has reserved 250,000 shares of Common Stock for issuance under this plan.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates ranging from 5.9% to 6.2%; a dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of .01 and .40; and a weighted-average expected life of the option of four years.

                          ENGINEERING ANIMATION, INC.

               (UNAUDITED WITH RESPECT TO MARCH 31, 1997 AND THE
               THREE-MONTH PERIODS ENDED MARCH 31, 1996 AND 1997)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense net of the related pro forma tax benefits over the options' vesting period. The Company's pro forma information follows:

                                      -------------------
                                          1995       1996
                                      -------- ----------
        Pro forma net income          $401,686 $1,672,994
        Pro forma earnings per share  $    .11 $      .32

Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect is not representative of future pro forma amounts.

A summary of common stock option activity, and related information for the years ended December 31 follows:

                          ---------------------------------------------------------
                                1994              1995                1996
                          ----------------- ------------------ --------------------
                                  WEIGHTED-          WEIGHTED-            WEIGHTED-
                                    AVERAGE            AVERAGE              AVERAGE
                          OPTIONS EXERCISED OPTIONS  EXERCISED   OPTIONS  EXERCISED
                          -------     PRICE -------      PRICE ---------      PRICE
                                  ---------          ---------            ---------
Outstanding at beginning
 of the year               11,808     $.005 550,096      $1.96   798,646     $ 3.46
  Granted                 538,288      2.00 284,800       6.19   526,350      18.34
  Exercised                    --                --               (2,560)      4.64
  Forfeited                    --           (36,250)      2.00   (12,370)      3.68
                          ------- --------- -------  --------- ---------  ---------
Outstanding at end of
 year                     550,096     $1.96 798,646      $3.46 1,310,066     $ 9.44
                          ------- --------- -------  --------- ---------  ---------
Exercisable at end of
 year                     376,016     $1.94 562,064      $3.65   632,321     $ 3.81
                          ------- --------- -------  --------- ---------  ---------
Weighted-average fair
 value of options
 granted during the year                                 $ .51               $ 6.85


Exercise prices for options outstanding at December 31, 1996 are as follows:

             NUMBER OF                                                RANGE OF
               OPTIONS                                          EXERCISE PRICE
             ---------                                          --------------
                11,808                                                   $.005
               799,058                                             $2.00-$9.00
               175,650                                            $12.00-$9.25
               323,550                                          $20.125-$24.00
             ---------                                          --------------
             1,310,066                                            $.005-$24.00

The weighted-average remaining contractual life of these options is 9.77 years.

(8) GOVERNMENT GRANT

During 1992, the Company entered into a three-year Advanced Technology Program federal government grant for $1,947,000 from the United States Department of Commerce to create a three dimensional fully detailed engineering

                          ENGINEERING ANIMATION, INC.

               (UNAUDITED WITH RESPECT TO MARCH 31, 1997 AND THE
               THREE-MONTH PERIODS ENDED MARCH 31, 1996 AND 1997)

database of the musculoskeletal system of the human body using computer visualization and computational dynamics. The Company and the Federal government, through a cost-sharing agreement, developed this intellectual property. Revenues from this grant for the years ended December 31, 1994 and 1995 were $564,000, and $369,000, respectively.

(9) EMPLOYEE RETIREMENT PLAN

The Company has a 401(k) plan which covers substantially all employees who meet the minimum age requirement. The Company is required to match one-half of the employee's contribution up to a maximum Company contribution of the first 4% of the employee's compensation. Plan expense for the years ended December 31, 1994, 1995 and 1996 was approximately $29,000, $58,000 and $92,000, respectively.

(10) FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Notes receivable: The carrying amount reported in the balance sheet for the note receivable approximates its fair value as it carries a floating rate of interest.

Long-term debt: The carrying amounts reported in the balance sheet for the Company's bank notes payable approximate their fair values as they bear variable rates of interest. The Company believes that the municipal notes, issued to the Company to encourage and facilitate expansion and increased employment, approximate their fair values as they were negotiated and issued in the latter half of 1995. The prime lending rate in 1996 approximated the rate in 1995, therefore, fair value change would be immaterial.

(11) MAJOR CUSTOMERS

Two major customers were responsible for 3.9%, 5.6% and 32.9% of revenues for the years ended December 31, 1994, 1995, and 1996, respectively.

(12) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table sets forth selected unaudited quarterly financial information for 1996 and for the first quarter of 1997. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly the selected quarterly information.

                       =======================================================================
                                                                                  THREE MONTHS
                                    THREE MONTHS ENDED                 YEAR ENDED        ENDED
Dollars in thousands,  MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, DECEMBER 31,    MARCH 31,
except per share data       1996     1996          1996         1996         1996         1997
                       --------- -------- ------------- ------------ ------------ ------------
Net revenues              $3,101   $4,536        $5,715       $7,061      $20,413       $7,676
Gross profit               2,011    2,972         3,903        5,083       13,969        5,251
Operating expenses         1,782    2,566         3,384        4,178       11,910        4,211
Operating income             229      406           519          905        2,059        1,040
Net income                   176      434           521          720        1,851          785
Earnings per share           .04      .08           .10          .13          .36          .14